PROSPECTUS SUPPLEMENT
(To Prospectus dated September 14, 2005)
Filed Pursuant to Rule 424(b)(5)
Registration Statement
Nos. 333-127710 and 333-129213
8,220,527 Shares
COMMON STOCK

Idenix Pharmaceuticals, Inc. is offering 7,278,020 shares of its common stock.

The selling stockholders who are listed in this prospectus supplement are offering an additional 942,507 shares. Idenix will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

We have requested that the underwriters offer to Novartis Pharma AG, or Novartis, 3,939,131 of the shares being offered by Idenix. If Novartis purchases all of these shares from the underwriters, it will then own approximately 56% of our company following this offering. The underwriters will not receive any underwriting discount or commission on the sale of shares of our common stock to Novartis.

Our common stock is listed on the NASDAQ National Market under the symbol “IDIX.” On October 25, 2005, the last reported sale price of our common stock on the NASDAQ National Market was $20.61 per share.

Investing in our common stock involves risk. See “RISK FACTORS” on page S-9 of this prospectus supplement.

PRICE $ 20.61 A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions(1)	Idenix	Stockholders

Per Share	$20.61	$1.2366	$20.0427	$19.3734
Total	$169,425,061	$5,294,374	$145,871,122	$18,259,565

(1)	The underwriters will not receive any underwriting discount or commission on the sale of shares of our common stock to Novartis.
The selling stockholders have granted the underwriters the right to purchase up to an additional 1,130,387 shares to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated, on behalf of the underwriters, expects to deliver the shares to purchasers on or about October 31, 2005.

MORGAN STANLEY	BEAR, STEARNS & CO. INC.
October 25, 2005

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common stock we and the selling stockholders are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein, you should rely on the information in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.
      We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

      You should rely only on the information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. We have not authorized, and the underwriters have not authorized, anyone to provide you with information that is different. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the section entitled “Where You Can Find More Information” in the accompanying prospectus.

      We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

      Unless otherwise stated, all references in this prospectus to “we,” “us,” “our,” “Idenix,” the “Company” and similar designations refer to Idenix Pharmaceuticals, Inc. and its direct and indirect wholly-owned subsidiaries. Trademarks or service marks appearing in this prospectus supplement are the property of their respective holders.

i

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights selected information about us and this offering. This information is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section of this prospectus supplement and the financial statements and the other information incorporated by reference in the prospectus, before making an investment decision.
Our Business
      Idenix is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Since our inception in May 1998, our focus has been on the treatment of infections caused by hepatitis B virus, or HBV, hepatitis C virus, or HCV, and human immunodeficiency virus, or HIV. We believe that our product candidates, including telbivudine for the treatment of chronic hepatitis B, and valopicitabine, or NM283, for the treatment of chronic hepatitis C, will address limitations that exist with currently approved therapies. Such limitations include inadequate antiviral potency, the emergence of viral strains resistant to drug therapies and patient non-compliance resulting from drug-related adverse side effects and inconvenient dosing regimens.
      We believe that large market opportunities exist for improved treatments that address these limitations. Chronic hepatitis B, an inflammatory liver disease associated with HBV infection, is a leading cause of liver disease globally. It is estimated that over 350 million people are chronically infected with HBV. We believe that the annual worldwide market for hepatitis B therapeutics will exceed $1 billion in 2007. Chronic hepatitis C is an inflammatory liver disease associated with HCV infection. The World Health Organization has estimated that approximately 170 million people worldwide are chronically infected with HCV, including over 2.7 million people in the United States. Among the several known genotypes of HCV, the genotype 1 strain is the most difficult to treat and is the most prevalent strain in the United States, Europe and Japan accounting for more than 70% of the hepatitis C infections in the United States and Japan and almost 65% of such infections in Europe. The current standard of treatment, pegylated interferon in combination with ribavirin, is only successful in approximately 50% of patients infected with the genotype 1 strain of HCV. Patients who fail this treatment presently have no proven treatment options and retreatment with pegylated interferon in combination with ribavirin succeeds in only about 10% of these patients. Despite these limitations, the annual market for hepatitis C therapeutics currently exceeds $3 billion and we believe that it may exceed $10 billion by 2013.
      Our goal is to become a leader in the discovery, development and commercialization of drugs for the treatment of viral and other infectious diseases. To achieve this goal, we are seeking to:

•	target diseases in large and growing markets with unmet medical needs;

•	create a leading franchise in markets such as hepatitis B and hepatitis C by developing multiple first- or best-in-class products which are expected to become the standard of care;

•	maximize value through our collaboration with Novartis; and

•	build upon our drug discovery capabilities to sustain a pipeline of product candidates.
Product Candidates
      Each of telbivudine and valtorcitabine for the treatment of HBV, valopicitabine for the treatment of HCV and our other current pre-clinical product candidates is a nucleoside or nucleoside analog that we believe may have one or more therapeutic features that will afford competitive advantages to our product candidates over currently approved therapies. Such therapeutic features may include efficacy, safety, resistance profile or convenience of dosing. Nucleosides and nucleoside analogs are classes of small molecule compounds that have a proven record of scientific development and commercial success as antiviral agents.

Each of the product candidates that we are developing is selective and specific, may be administered orally once a day, and we believe may be used in combination with other therapeutic agents to improve clinical benefits.
Recent Developments
     Hepatitis B — Telbivudine
      We are currently evaluating telbivudine, our lead product candidate for the treatment of chronic hepatitis B, in a two-year international phase III clinical trial that we refer to as the GLOBE study. This ongoing clinical trial, in which 1,367 patients are enrolled, is comparing 600 milligrams, or mg, of telbivudine orally administered once a day to the current standard of treatment, 100 mg of lamivudine, orally administered once a day.
      Using the 52-week data from the GLOBE study as the basis for preparing marketing registration applications, including a new drug application, or NDA, we expect to begin submitting such applications before the end of December 2005 to the relevant regulatory agencies commencing with the U.S. Food and Drug Administration, or FDA. The final two-year results from the GLOBE study, while not currently anticipated to be included in the initial product labeling, if telbivudine is approved, are expected to provide additional information intended for supplemental product labeling regarding the effects of longer term treatment with telbivudine.
      In July 2005, we announced that telbivudine achieved the GLOBE study’s primary endpoint of therapeutic response at week 52. This endpoint was designed to assess if telbivudine was at least as effective as lamivudine as measured by therapeutic response. In the GLOBE study, therapeutic response is defined as viral suppression to less than 100,000 copies, or 5 log10 copies, of HBV particles in one milliliter of blood serum, or copies/mL, coupled with either loss of detectable hepatitis B e-antigen (HBeAg), or normalization of the liver enzyme alanine aminotransferase, or ALT. ALT is a liver-derived enzyme that is detected at elevated levels in the blood of patients with viral hepatitis and is a marker frequently used for monitoring disease activity in hepatitis B patients. ALT normalization typically reflects reduced hepatitis-related inflammation in the liver and loss of detectable serum HBeAg-antigen often signals a treatment response that can be maintained after discontinuation of treatment. The chosen level of HBV suppression (≤5 log10 copies/ml) corresponds to the level of HBV suppression recommended by the American Association for the Study of Liver Diseases, or AASLD, a leading U.S. professional society in the field of liver diseases. A key secondary efficacy endpoint in the GLOBE study is histologic response, which assesses reductions in liver inflammation in liver biopsy samples taken after one year of treatment compared to pre-treatment liver samples.
      The GLOBE study was designed to evaluate telbivudine in patients that are hepatitis B e-antigen positive, or HBeAg+, and patients that are hepatitis B e-antigen negative, or HBeAg-. Globally, HbeAg+ patients comprise the majority of patients with chronic hepatitis B, with HBeAg- patients being the minority group in most locales.
      The data from the GLOBE study indicate that, at week 52, telbivudine was found to be superior to lamivudine on both the primary therapeutic response endpoint and the secondary histologic response endpoint in HBeAg+ patients. Telbivudine was found to be non-inferior to lamivudine on both the primary therapeutic response endpoint and the histologic response endpoint in HBeAg-patients. In both the HBeAg+ and HBeAg- patient populations, telbivudine was observed to be superior on many other clinically relevant measures such as viral load reduction, clearance of serum virus to nondetectable levels as measured with polymerase chain reaction, or PCR, assays, known as PCR negativity, and reduced emergence of viral resistance.

      The table below summarizes the 52-week data from the GLOBE study in each of the evaluated patient populations:

	HBeAg+			HBeAg-

Endpoint	Telbivudine		Lamivudine	Telbivudine		Lamivudine

Number of patients	458		463	222		224

Patients achieving Therapeutic Response(%)	75	*	67	75		77

Patients achieving histologic response(%)	65	*	56	67		66

Mean reduction in HBV serum viral levels (log 10 )	6.5	*	5.5	5.2	*	4.4

Patients achieving PCR negativity(%)	60	*	40	88	*	71
Patients achieving ALT normalization(%)	77		75	74		79
Patients achieving loss of serum HBeAg(%)	26		23	—		—
Patients with HBV resistance(%)†	3	*	8	2	*	9
Patients achieving e-seroconversion(%)	22		21	—		—
Patients with Treatment Failure††	5	*	14	—		3

*	Statistically significant superiority (p< 0.01) compared with lamivudine at week 52
†	Viral breakthrough with viral resistance mutuations
††	Per AASLD guidelines, HBV serum viral levels never below 5 log10 copies/ml
     In the GLOBE study, patients tolerated treatment with each of telbivudine and lamivudine well. The most frequently reported adverse events, regardless of attributability to study treatment, were symptoms and signs of upper respiratory infection and fatigue, which were equally common for telbivudine and lamivudine. During the 52 weeks of treatment, three serious adverse events judged by the clinical investigators to be potentially associated with study medication were reported. Transient elevations of the liver enzyme creatine kinase, or CK, not requiring treatment modification, were more common with telbivudine compared to lamivudine, occurring in 9% and 3% of patients, respectively.
      At 52 weeks, consistent with the substantially lower rate of viral resistance in both the HBeAg+ and HBeAg- patient groups, patients receiving telbivudine showed significantly fewer ALT flares compared to patients receiving lamivudine; with such occurrence in 4% of patients receiving telbivudine and 8% of patients receiving lamivudine. Sudden elevations of serum ALT levels, or ALT flares, are often seen when patients on prolonged antiviral therapy develop diminished treatment responses due to viral resistance. ALT flares reflect exacerbation of the patient’s underlying liver inflammation associated with renewed viral production in the liver. ALT flares occurring after the first six months of treatment were primarily related to the emergence of viral resistance and were five to 10 times more frequent with lamivudine compared to telbivudine. Patient discontinuations in the first year of treatment were low overall, approximating 4%. Discontinuations for side effects, clinical disease progression, or lack of efficacy were more common among patients treated with lamivudine as compared to patients treated with telbivudine.

      At the time of the primary 52-week data analysis, 463 patients enrolled in the GLOBE study had completed 76 weeks of treatment. The table below summarizes the available 76-week data using an intent-to-treat analysis:

	HBeAg+			HBeAg-

Endpoint	Telbivudine		Lamivudine	Telbivudine		Lamivudine

Number of patients	163		165	68		67

Patients achieving Therapeutic Response(%)	75	*	58	75	*	70

Mean reduction in HBV serum viral levels (log 10 )	6.6	*	5.2	5.3		4.7
Patients achieving PCR negativity(%)	69	*	41	84	*	67
Patients achieving ALT normalization(%)	78	*	68	76	*	64
Patients achieving
loss of serum HBeAg(%)	40	*	26	—		—

*	Statistically significant difference (p< 0.05) compared with lamivudine at week 76
     Based upon the 52-week treatment data from the GLOBE study, we are preparing and anticipate submitting an NDA to the FDA in December 2005 for marketing approval of telbivudine as an oral, once-a-day treatment of chronic hepatitis B. Submission of marketing applications in other countries throughout the world, including submissions to the European Medicines Agency and to Asian regulatory agencies, is expected in early 2006 in the format of an electronic common technical document, or e-CTD. Electronic submission is intended to facilitate rapid simultaneous global submissions of registration dossiers. Novartis, our collaborator in the development and commercialization of our hepatitis B product candidates, is expected to submit the planned marketing applications in countries outside the United States beginning January 2006.
      In addition to the GLOBE study, we are conducting a phase III clinical trial evaluating the use of telbivudine in patients with liver failure, or decompensated liver disease, due to advanced chronic hepatitis B. The results from this 240-patient international clinical trial, in which over 100 patients are currently enrolled, are expected to provide important data on the benefits of treatment with telbivudine in patients with this potentially life-threatening disease. We plan to submit interim data from this trial with our initial NDA filing. We do not expect the FDA to require us to submit the final results of this trial prior to a decision on our NDA. Upon completion of this phase III clinical trial in decompensated patients, we plan to submit such results to the FDA as a supplemental NDA.
      We are also presently conducting several clinical trials to help further establish the product profile of telbivudine and provide additional data that is intended to support the marketing of telbivudine if it is approved for sale. We refer to these marketing studies as phase IIIb trials. The current phase IIIb clinical trials of telbivudine are designed to provide us with additional information regarding the antiviral effects and clinical benefit of telbivudine compared to adefovir dipivoxil, known as Hepsera®, in HBeAg+ patients and the treatment benefits, if any, of switching patients who have received three to 12 months of treatment with lamivudine to telbivudine therapy. Additional phase IIIb clinical trials are anticipated, including a clinical trial comparing telbivudine and adefovir dipivoxil in HBeAg- patients and a clinical trial to evaluate whether patients with resistance to lamivudine treatment, may be optimally treated with a combination of telbivudine and adefovir dipivoxil. We anticipate that interim data from the currently ongoing phase IIIb clinical trials will be available, if telbivudine is approved by the FDA for commercial use, at the time of product launch.
      With Novartis, we have begun pre-commercialization activities in anticipation of the launch of telbivudine, which we expect to occur initially in the United States. In accordance with the arrangements between us and Novartis, we will co-promote and co-market with Novartis in the United States, United Kingdom, Italy, France and Spain telbivudine and any other products Novartis licenses from us that are successfully developed and approved for commercial use. We plan to establish our own sales and marketing capabilities to coincide with the commercial launch of telbivudine. If FDA approval is obtained in a timely manner, we currently expect the launch of telbivudine to occur in the United States in 2006.
     Hepatitis C
     Valopicitabine, or NM283
      Similar to our HBV program, our HCV program is focused on the development of products that we believe may have therapeutic features that afford competitive advantages to our product candidates by offering significant improvements in one or more of safety, efficacy, resistance and convenience of dosing when compared to currently approved therapies. Our lead hepatitis C product candidate, valopicitabine or NM283, is a nucleoside analog that we are developing as an alternative to ribavirin in a pegylated interferon-based treatment combination for patients chronically infected with the genotype 1 strain of HCV. Currently, we are engaged in efforts to develop valopicitabine for the treatment of patients who have been previously treated but failed to adequately respond to interferon-based therapies. Such therapies include the combination of ribavirin and pegylated interferon and ribavirin, which is the current standard of treatment. We are also evaluating valopicitabine in treatment-naïve patients, or patients not previously treated for hepatitis C infection.
      Similar to the historical evolution of HIV therapy and due to the limitations of currently approved HCV therapies, we believe that the therapeutic landscape for chronic hepatitis C will, if new therapeutics prove to be effective in clinical trials, evolve to include treatment with combinations of orally administered agents that comprise two or more inhibitors of viral enzyme replication. We and others are conducting clinical trials of such inhibitors which include nucleoside type viral polymerase inhibitors, the class to which valopicitibine belongs, non-nucleoside viral polymerase inhibitors and protease inhibitors. We believe that for HCV infection, products derived from the nucleoside type class will have an important role in multidrug therapeutic combinations. Our belief is based upon the experience of such class of agents in HIV therapy where these agents evidenced more durable antiviral response and slower emergence of resistant virus than either the non-nucleoside viral polymerase inhibitor classes. Additionally, the potential once-a-day oral administration, the long duration of action and potency of the products in the nucleoside class may create significant advantages to the current standard of treatment.
      In October 2005, we announced preliminary 12-week results of the ongoing 48-week phase IIb clinical trial evaluating valopicitabine in patients who have been previously treated but failed to adequately respond to interferon-based therapy. We refer to these patients as treatment-refractory patients. This randomized clinical trial is designed to compare the safety and efficacy of the combination of valopicitabine and pegylated interferon to the current standard of treatment, the combination of ribavirin and pegylated interferon. A total of 190 treatment-refractory patients, all of whom had been previously treated for at least three months with the combination of ribavirin and pegylated interferon and failed to achieve undetectable levels of HCV in blood serum, enrolled in this phase IIb clinical trial. These patients were randomly allocated to one of five treatment groups:

•	retreatment with ribavirin and once a week Pegasys®;

•	once daily dose of 400 mg of valopicitabine and once a week Pegasys®, a pegylated interferon product;

•	once daily dose of 400 mg of valopicitabine increasing to 800 mg of valopicitabine and once a week Pegasys®;

•	once daily dose of 800 mg of valopicitabine and once a week Pegasys®; and

•	once daily dose of 800 mg of valopicitabine as monotherapy.
      The data to date from this phase IIb clinical indicate that after 12 weeks of treatment, there was statistically significant improvement in viral suppression. Although not a predefined endpoint of the trial, we have also observed significantly higher rates of early viral response, or EVR, in patients who received the combination of 800 mg of valpocitabine and Pegasys® compared to patients who received treatment with the combination of ribavirin and Pegasys®. EVR is conventionally defined as a reduction of at least 2 log10, or 99% or more, of HCV levels in a patient’s blood serum by week 12 of treatment. In studies conducted by other entities, involving hepatitis C patients, EVR has positively correlated with predictive values for sustained virologic response after treatment discontinuation. Sustained virologic response is defined as the absence of PCR detectable HCV in the patient’s blood serum six months after the cessation of treatment.
      The table below summarizes the 12-week efficacy data from this phase IIb clinical trial:

		Mean reduction in
		HCV serum viral		Percent of patients
Treatment Group	N	levels (log10)		with EVR

ribavirin + Pegasys®	34	1.9		41
400 mg of valopicitabine + Pegasys®	41	2.2		51
400-800 mg dose escalation of valopicitabine + Pegasys®	41	2.5	*	71	*
800 mg of valopicitabine + Pegasys®	41	2.8	*	63	*
800 mg of valopicitabine monotherapy	21	0.8		5

*	Statistically significant superiority (p< 0.01) compared with the combination of ribavirin and pegylated interferon
     After 12 weeks of treatment in this phase IIb clinical trial, we have observed satisfactory safety and tolerance with no predominant treatment-limiting adverse events noted. Through week 12, 11 patients, or 6% of the initially enrolled patients, have discontinued treatment in this phase IIb clinical trial as a result of the occurrence of adverse events. This percentage is low and within historical averages for the rate of discontinuation observed in clinical trials involving interferon-based therapies. The adverse events in this phase IIb trial are diverse in pattern, with varying types of laboratory abnormalities and clinical events reported. Among the adverse events resulting in patients discontinuing treatment in the clinical trial, four consisted of nausea and vomiting, some of which were not considered by the investigators to be related to study treatment. Through week 12, seven serious adverse events were reported. Two of these events, anemia and dehydration, were considered attributable to study medications, and both events resolved.
      Based upon progress to date, we anticipate presenting and reviewing with the FDA, in November 2005, the available data from this phase IIb clinical trial and a proposed protocol for phase III pivotal trials. At this meeting, which is commonly referred to as an end of phase II meeting, we also expect to receive comments on the design of the proposed phase III clinical trials, including recommendations by the FDA with respect to primary endpoint analyses and clinical trial duration. Assuming a positive outcome from this meeting, we plan to initiate phase III clinical trials to further evaluate valopicitabine in treatment-refractory patients in the first quarter of 2006.
      Our second target indication for valopicitabine is treatment-naïve patients with chronic hepatitis C. In the spring of 2005, we reported 24-week results from a phase IIa clinical trial evaluating valopicitibine in treatment-naïve hepatitis C patients infected with the genotype 1 strain of HCV. The results from this ongoing 48-week phase IIa clinical trial indicate that, for the 10 patients who have reached 24 weeks of treatment with the combination of valopicitabine and pegylated interferon, the average viral load reduction has been 4.2 log10, or greater than 99.99%, and eight of the 10 patients who have reached 24 weeks of treatment on the combination regimen have achieved HCV levels in blood serum that are below detectable limits. The available 24-week data from this Phase IIa clinical trial further indicates no evidence of viral breakthrough, or resistance, in any patients treated with either valopicitabine monotherapy or the combination of valopicitabine and pegylated interferon. This finding is consistent with the slower rate of emergence of viral resistance that has been observed in other antiviral indications by nucleoside-type viral polymerase inhibitors compared to other classes of therapeutics.
      Recently, we initiated a 48-week phase IIb clinical trial to evaluate the combination of valopicitabine and pegylated interferon in treatment-naïve patients. In this phase IIb clinical trial, which is assessing the safety and the dose related contribution of valopicitabine to the antiviral activity demonstrated by the combination of valopicitabine and pegylated interferon, we anticipate enrolling 175 treatment-naïve patients. We plan to analyze data from this clinical trial at the conclusion of each of the 12, 24 and 48-week treatment periods.
      Novartis has the option to license valopicitabine. If Novartis exercises such option, which it must do prior to the later of the commencement of a phase III clinical trial or the expiration of a 90-day period after receipt of notice of the anticipated commencement of such clinical trial, Novartis would be required to pay us up to $525 million in license fees and milestone payments associated with regulatory filings and approvals as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis would also be required to reimburse us for all development expenses related to valopicitabine following exercise of the license. Similar to the commercialization arrangements relating to the HBV product candidates we have licensed to Novartis, we have the right to co-promote or co-market with Novartis valopicitabine in the United States, United Kingdom, France, Germany, Spain and Italy. Novartis would have the right to commercialize valopicitabine in the rest of the world.
Offering of Common Stock to Novartis
      In connection with this offering, Novartis has the right to purchase from us that number of shares of our common stock as is required to enable Novartis and its affiliates to maintain, after giving effect to the number of shares of common stock we sell in this offering, its percentage ownership in our company excluding 1,187,093 shares of our common stock that Novartis acquired from its affiliate, Novartis BioVentures Ltd., on September 2, 2005. We have requested that the underwriters offer to Novartis 3,939,131 of the shares being offered by the company in this offering. If Novartis purchases all of these shares from the underwriters, it will own approximately 56% of our company following this offering. The underwriters will not receive any underwriting discount or commission on the sale of shares of our common stock to Novartis.
Company Information
      We are a Delaware corporation. Our principal offices are located at 60 Hampshire Street, Cambridge, Massachusetts 02139. The telephone number of our principal executive offices is 617-995-9800. Our Internet address is www.idenix.com. The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus supplement. Our website address is included in this prospectus supplement as an inactive textual reference only.

THE OFFERING

Common stock offered by us in this offering, including 3,939,131 shares of our common stock expected to be offered to Novartis(1)	7,278,020 shares

Common stock offered by selling stockholders in this offering	942,507 shares

Common stock to be outstanding after this offering, based on outstanding shares as of October 21, 2005	55,629,597 shares

Use of Proceeds	For general corporate purposes, including working capital, research and development expenditures, sales and marketing expenditures, including those related to building our commercial operations infrastructure, capital expenditures and potential acquisition of new businesses, technologies or products that we believe complement or expand our business. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus supplement for a discussion of factors to consider before deciding to purchase shares of our common stock

NASDAQ National Market Symbol	IDIX

(1)	We cannot provide any assurance as to the exact number of shares of our common stock that Novartis will purchase, if any.

      The shares of our common stock to be outstanding after this offering is based on 48,351,577 shares outstanding as of October 21, 2005 and excludes:

•	3,725,789 shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $11.59 per share; and

•	an aggregate of 389,569 additional shares of common stock reserved for future issuance under our 2005 Stock Incentive Plan and our 1998 Equity Incentive Plan, as amended.
      Except as otherwise noted, we have presented the information in this prospectus supplement assuming no exercise by the underwriters of the option granted by the selling stockholders to purchase up to 1,130,387 additional shares of our common stock in this offering.

RISK FACTORS
      Investing in our securities involves risk. In deciding whether to invest in our common stock, you should carefully consider the following discussion of risks together with the other information included in this prospectus supplement and prospectus. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements contained or incorporated by reference in this prospectus. Such factors that could cause or contribute to such differences include those factors discussed below. We undertake no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. If any of the following risks actually occur, our business, prospects, financial condition and operating results and the value of common stock purchased by you would likely suffer, possibly materially.
Risks Related to Our Business
We have a limited operating history and have incurred a cumulative loss since inception. If we do not generate significant revenues, we will not be profitable.
      We have incurred significant losses since our inception in May 1998. We have not generated any revenue from the sale of products to date. We expect our annual operating losses to increase over the next several years as we expand our drug discovery, development and commercialization efforts. To become profitable, we must successfully develop and obtain regulatory approval for our product candidates and effectively manufacture, market and sell any products we develop. Accordingly, we may never generate significant revenues and, even if we do generate significant revenues, we may never achieve profitability. Our failure to become and remain profitable could depress the market price of our common stock and could impair our ability to raise capital, expand our business or continue our operations.
We will need additional capital to fund our operations, including product candidate development, manufacturing and commercialization. If we do not have or cannot raise additional capital when needed, we will be unable to develop and commercialize our product candidates successfully.
      We estimate that our December 31, 2005 cash, cash equivalents and marketable securities balance, excluding the net proceeds from this offering, will be approximately $84 million to $92 million. Including the estimated net proceeds from this offering, our December 31, 2005 estimated cash, cash equivalents and marketable securities balance is anticipated to approximate $229 million to $237 million. We believe that this post offering balance and the development expense funding by Novartis for our licensed product candidates, will be sufficient to satisfy our anticipated cash needs for at least the next 24 months. However, we may need or choose to seek additional funding within this period of time. Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses that we will incur in connection with preclinical studies and clinical trials, regulatory review, manufacturing and sales and marketing efforts.
      Our need for additional funding will depend in large part on whether:

•	with respect to our lead HBV product candidates, Novartis continues to reimburse us for development expenses and we achieve milestones relating to the development and regulatory approval of these product candidates and receive related milestone payments from Novartis; and

•	with respect to our HCV and other product candidates, Novartis exercises its option to license these product candidates and we receive related license fees, milestone payments and development expense reimbursement payments from Novartis.
      In addition, although Novartis has agreed to pay for certain development expenses incurred under development plans it approves for our lead HBV product candidates and any other product candidates Novartis licenses from us, Novartis has the right to terminate its license and the related funding obligations with respect to any product candidate by providing us with six months’ written notice.

      Our future capital needs will also depend more generally on many other factors, including:

•	the costs of launching telbivudine and any of our other product candidates if such product candidates are approved for commercial sale by regulatory authorities;

•	the scope and results of our preclinical studies and clinical trials;

•	the progress of our current drug development programs for HBV, HCV and HIV;

•	the cost of obtaining, maintaining and defending patents on our product candidates and processes;

•	the cost of establishing arrangements for manufacturing;

•	the cost, timing and outcome of regulatory reviews;

•	the cost of establishing sales and marketing functions;

•	the commercial potential of our product candidates;

•	the rate of technological advances in our markets;

•	the cost of acquiring or undertaking development and commercialization efforts for any additional product candidates;

•	the magnitude of our general and administrative expenses; and

•	any costs we may incur under current and future licensing arrangements relating to our product candidates.
      We estimate that we will incur significant costs to complete and file our NDA for telbivudine and to complete the clinical trials and other studies required to enable us to file NDAs with the FDA for valtorcitabine and valopicitabine, or NM283, our HCV product candidate, assuming we continue our development of each of these product candidates. The time and cost to complete clinical development of these product candidates may vary as a result of a number of factors.
      We may seek additional capital through a combination of public and private equity offerings, debt financings and collaborative, strategic alliance and licensing arrangements. Such additional financing may not be available when we need it or may not be available on terms that are favorable to us.
      If we raise additional capital through the sale of our common stock, existing stockholders will be diluted and the terms of the financing may adversely affect the holdings or rights of our stockholders. If we are unable to obtain adequate financing on a timely basis, we could be required to delay, reduce or eliminate one or more of our drug development programs or to enter into new collaborative, strategic alliance or licensing arrangements that may not be favorable to us. These arrangements could result in the transfer to third parties of rights that we consider valuable.
We will not be able to commercialize our drug products successfully if we are unable to hire and train qualified sales personnel to develop a direct sales force.
      Our product candidates are under development and we are starting to recruit sales personnel to establish a direct sales force for the markets in which we will co-promote or co-market drugs we successfully develop and for which we receive regulatory approval. Due to the promotion, marketing and sale of competitive and potentially competitive products within specialized markets by companies that have significantly greater resources and existing commercialization infrastructures, we believe that it may be difficult to recruit qualified personnel with experience in sales and marketing of viral and other infectious disease therapeutics. As a result, we may not be able to successfully hire and train qualified sales personnel to establish a direct sales force. We expect to incur significant expense in establishing and expanding our sales force and we may incur a substantial amount of these costs before our product candidates have been approved for marketing.

Our market is subject to intense competition. If we are unable to compete effectively, our product candidates may be rendered noncompetitive or obsolete.
      We are engaged in segments of the pharmaceutical industry that are highly competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs that target viral diseases, including the same diseases we are targeting. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. For example, we are aware that entecavir, a nucleoside analog, has recently been approved by the FDA for the treatment of hepatitis B infection and has been commercially launched in the United States. In addition, we believe that a significant number of drugs, currently under development, may become available in the future for the treatment of hepatitis B, hepatitis C and HIV infections. If any of these product candidates are successfully developed, they may be marketed before our product candidates. Our competitors’ products may be more effective, or better marketed and sold, than any of our products. Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize products;

•	more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

•	products that have been approved or are in late stage development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.
      Under certain circumstances, Novartis has the right to compete with product candidates and drugs developed or licensed by us. Novartis has the right under certain circumstances to market and sell products that compete with the product candidates and products that we license to it, and any competition by Novartis could have a material adverse effect on our business.
      Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our product candidates. Furthermore, the development of new treatment methods and/or the widespread adoption or increased utilization of vaccines for the diseases we are targeting could render our product candidates noncompetitive, obsolete or uneconomical.
      If we successfully develop and obtain approval for our product candidates, we will face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective or more affordable products, or obtain more effective patent protection, than we do. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which could adversely affect our competitive position and business.
      Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies.
If we successfully develop products but those products do not achieve and maintain market acceptance, our business will not be successful.
      Even if our product candidates are successfully developed, our success and growth will depend upon the acceptance of these candidates by physicians, healthcare professionals and third-party payers. Acceptance will be a function of our products being clinically useful and demonstrating superior therapeutic effect with an acceptable side effect profile as compared to existing or future treatments. Lamivudine, adefovir dipivoxil and entecavir are small molecule therapeutics currently approved for the treatment of chronic hepatitis B. The current standard of care for the treatment of chronic hepatitis C is the combination of pegylated interferon and ribavirin. We are aware that a significant number of product candidates are currently under development and may become available in the future for the treatment of hepatitis B, hepatitis C and HIV infections. If our products do not achieve market acceptance, then we will not be able to generate sufficient revenue from product sales to maintain or grow our business. In addition, even if product candidates we successfully develop achieve market acceptance, we may not be able to maintain that market acceptance over time if:

•	new products or technologies are introduced that are more favorably received than our products or render our products obsolete; or

•	complications, such as unacceptable levels of viral resistance or adverse side effects, arise with respect to use of our products.
Our research and development efforts may not result in additional product candidates being discovered, which could limit our ability to generate revenues.
      Our research and development programs, other than our programs for telbivudine, valtorcitabine and valopicitabine, are at preclinical stages. Additional product candidates that we may develop will require significant research, development, preclinical studies and clinical trials, regulatory approval and commitment of resources before commercialization. We cannot predict whether our research will lead to the discovery of product candidates that could generate revenues for us.
As we evolve from a company primarily involved in discovery and development to one also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.
      We have experienced a period of rapid and substantial growth that has placed a strain on our administrative and operational infrastructure, and we anticipate that our continued growth will have a similar impact. As we advance our product candidates through clinical trials and regulatory approval processes and initiate our preparations for the commercial launch of telbivudine, we are expanding our development, regulatory, manufacturing, marketing and sales capabilities and may contract with third parties to provide these capabilities for us. Such expansion of capabilities is requiring us to invest substantial cash and management resources. If the development or commercialization of any of our product candidates is delayed or terminated, we will have incurred significant unrecoverable costs in connection with the expansion of our administrative and operational capabilities at a time earlier than necessary, if necessary at all.
      As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls that could expose us to an increased risk of incurring financial or accounting irregularities or fraud.
If we are not able to attract and retain key management and scientific personnel and advisors, we may not successfully develop our product candidates or achieve our other business objectives.
      We highly depend upon our senior management and scientific staff. The loss of the service of any of the key members of our senior management may significantly delay or prevent the achievement of product development and other business objectives. Our ability to attract and retain qualified personnel, consultants and advisors is critical to our success. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business.
Our business has a substantial risk of product liability claims. If we are unable to obtain appropriate levels of insurance, a product liability claim against us could adversely affect our business.
      Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of human therapeutic products. Product liability claims could result in a recall of products or a change in the indications for which such products may be used. Although we do not currently commercialize any products, product liability claims could be made against us based on the use of our product candidates in clinical trials. We currently have clinical trial insurance and will seek to obtain product liability insurance prior to marketing any of our product candidates. Our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage, obtain additional insurance or obtain sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us.
If the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary from those reflected in our projections and accruals.
      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. There can be no assurance, however, that our estimates, or the assumptions underlying them, will not change. For example, we are recognizing the license fee and other upfront payments under our development agreement with Novartis over a development period that we have set. If the estimated performance period changes, we will adjust the periodic revenue that is being recognized and will record the remaining unrecognized license fee and other up-front payments over the remaining development period during which our performance obligations will be completed. Significant judgments and estimates are involved in determining the estimated development period and different assumptions could yield materially different results. This, in turn, could adversely affect our stock price.
We face costs and risks associated with compliance with Section 404 of the Sarbanes-Oxley Act.
      Currently, we are evaluating our internal control systems in order to allow our management to report on, and our independent registered public accounting firm to audit and express an opinion on, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As a result, we are incurring additional expenses and a diversion of management’s time. While we anticipate completion of testing and evaluation of our internal controls over financial reporting with respect to the requirements of Section 404 of the Sarbanes-Oxley Act in a timely fashion, there can be no assurance that we will be able to realize this result. Our evaluation may also reveal material weaknesses or other shortcomings in our internal controls that will require us to implement new and potentially costly additional controls. If we determine that there is a material weakness in our internal controls, we will be obligated to make public disclosure of the determination. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to investigation by regulatory authorities or be required to defer necessary reporting. Any such action could adversely affect the market price of our common stock.
Risks Related to Development, Clinical Testing and Regulatory Approval of our Product Candidates
      All of our product candidates are still in development and remain subject to clinical testing and regulatory approval. If we are unable to successfully develop and test our product candidates, we will not be successful.
      To date, we have not marketed, distributed or sold any products. The success of our business depends primarily upon our ability to develop and commercialize our product candidates successfully. Our most advanced product candidates are telbivudine, valtorcitabine and valopicitabine. Currently, we are conducting phase III clinical trials of telbivudine and phase IIb clinical trials of both valopicitabine and the combination of valtorcitabine and telbivudine. Our other product candidates are in various earlier stages of development. Our product candidates must satisfy rigorous standards of safety and efficacy before they can be approved for sale. Safety standards include an assessment of the toxicology and carcinogenicity of the product candidates we are developing. To satisfy these standards, we must engage in expensive and lengthy testing and obtain regulatory approval of our product candidates. As a result of efforts to satisfy these regulatory standards, our product candidates may not:

•	offer therapeutic or other improvements over existing comparable drugs;

•	be proven safe and effective in clinical trials;

•	meet applicable regulatory standards;

•	be capable of being produced in commercial quantities at acceptable costs; or

•	be successfully commercialized.
      Commercial availability of our product candidates is dependent upon successful clinical development and receipt of requisite regulatory approvals.
      Based on the results from the first year of our ongoing phase III pivotal clinical trial for the use of telbivudine for the treatment of HBV infection, we and Novartis are planning to file an NDA with the FDA. The data from our phase III trial of telbivudine appear to be positive; however, new information may arise from our continuing analysis of the data that may be less favorable than currently anticipated. Clinical data often are susceptible to varying interpretations. Many companies that have believed that their products performed satisfactorily in clinical trials in terms of both safety and efficacy have nonetheless failed to obtain FDA approval for those products. We do not anticipate submitting the first applications for such regulatory approval for telbivudine prior to the end of 2005. Furthermore, even after we complete the submission, the FDA may not accept our submission as complete, may request additional information from us, including data from additional clinical trials, and ultimately may not grant marketing approval for telbivudine.
If our clinical trials are not successful, we will not obtain regulatory approval for commercial sale of our product candidates.
      To obtain regulatory approval for the commercial sale of our product candidates, we will be required to demonstrate through preclinical studies and clinical trials that our product candidates are safe and effective. Preclinical studies and clinical trials are lengthy and expensive and the historical rate of failure for product candidates is high. The results from preclinical studies of a product candidate may not predict the results that will be obtained in human clinical trials.
      We, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time if we or they believe the persons participating in such clinical trials are being exposed to unacceptable health risks or for other reasons. Among other things, adverse side effects of a product candidate on persons in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular product candidate for any or all indications of use.
      Clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in patient enrollment can result in increased costs and longer development times.
      We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend our clinical trials, or delay the analysis of data from our completed or ongoing clinical trials.
      Any of the following could delay the completion of our ongoing and planned clinical trials:

•	discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays or the inability to obtain required approvals from, or suspensions or terminations by, institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

•	delays in enrolling patients and volunteers into clinical trials;

•	lower than anticipated retention rate of patients and volunteers in clinical trials;

•	negative results of clinical trials;

•	insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct our clinical trials; or

•	serious or unexpected drug-related side effects experienced by participants in our clinical trials.
      If the results of our ongoing or planned clinical trials for our product candidates are not available when we expect or if we encounter any delay in the analysis of data from our preclinical studies and clinical trials:

•	we may be unable to complete phase III clinical trials of telbivudine or submit an NDA for telbivudine;

•	we may be unable to advance the clinical development of valtorcitabine and/or valopicitabine;

•	we may be unable to commence human clinical trials of our other HCV product candidates, our HIV product candidates or other product candidates, if any;

•	Novartis may choose not to license our product candidates other than telbivudine and valtorcitabine, and we may not be able to enter into other collaborative arrangements for any of our other product candidates; or

•	we may not have the financial resources to continue research and development of our product candidates.
If we are unable to obtain U.S. and/or foreign regulatory approval, we will be unable to commercialize our product candidates.
      Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous preclinical studies and clinical trials and an extensive regulatory approval process are required in the U.S. and in many foreign jurisdictions prior to the commercial sale of our product candidates. Before any product candidate can be approved for sale, we must demonstrate that it can be manufactured in accordance with the FDA’s current good manufacturing practices, which is a rigorous set of requirements. In addition, facilities manufacturing our product candidate must pass FDA inspection prior to approval. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates we are developing will obtain the appropriate regulatory approvals necessary to permit commercial distribution.
      We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required for FDA and other approvals is uncertain and typically takes a number of years, depending upon the complexity of the product candidate. Our analysis of data obtained from preclinical studies and clinical trials is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unanticipated delays or increased costs due to government regulation from future legislation or administrative action, changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.
      Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenues from a particular product candidate. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These restrictions may limit the size of the market for the product. Additionally, product candidates we successfully develop could be subject to post market surveillance and testing.
      We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third party reimbursement. The foreign regulatory approval process includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside the U.S. Many foreign regulatory authorities, including those in major markets such as China, have different approval procedures than those required by the FDA and may impose additional testing requirements for our product candidates.
Even if we obtain regulatory approvals, our product candidates will be subject to ongoing regulatory review. If we fail to comply with applicable U.S. and foreign regulations, we could lose those approvals and our business would be seriously harmed.
      Approvals of our product candidates are subject to continuing regulatory review, including the review of clinical results, which are reported after our product candidates become commercially available. The manufacturer, and the manufacturing facilities we use to make any of our product candidates, will be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. We do not have, and currently do not intend to develop, the ability to manufacture material for our clinical trials or at commercial scale. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third-party manufacturer for regulatory compliance.
      If we fail to comply with applicable continuing regulatory requirements, we may be subject to civil penalties, suspension or withdrawal of regulatory approval, product recalls and seizures, injunctions, operating restrictions and criminal prosecutions and penalties. Because of these potential sanctions, we seek to monitor compliance with these regulations.
If we are subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, our business may be harmed.
      The regulations governing drug product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we may obtain regulatory approval for a product in a particular country, but then be subject to price regulations, which may delay the commercial launch of the product and may negatively impact the revenues we are able to derive from sales by us or Novartis of the product in that country.
      Successful commercialization of our products will also depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. If we succeed in bringing one or more products to the market, these products may not be considered cost effective and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Because our product candidates are in the development stage, we are unable at this time to determine the cost effectiveness of these product candidates. We may need to conduct expensive pharmacoeconomic studies to demonstrate to third party payors the cost effectiveness of our product candidates. Sales of prescription drugs depend on the availability and level of reimbursement to the consumer from third-party payers, such as government and private insurance plans. These third-party payers frequently require that drug companies provide them with predetermined discounts from list prices, and third-party payers are increasingly challenging the prices charged for medical products. Because our product candidates are in the development stage, we do not know the level of reimbursement, if any, we will receive for products successfully developed. If the reimbursement we receive for any of our products is inadequate in light of our development and other costs, our profitability could be adversely affected.
      We believe that the efforts of governments and third-party payers to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory proposals to change the healthcare system in the U.S. and other major healthcare markets have been proposed in recent years. These proposals have resulted in prescription drug benefit legislation being enacted in the U.S. and healthcare reform legislation being enacted by certain states. Further federal and state legislative and regulatory developments are possible and we expect ongoing initiatives in the U.S. to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop.
If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.
      Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Although we maintain workers’ compensation insurance to cover us for costs we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state, foreign and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.
Risks Related to Our Relationship with Novartis
Novartis has substantial control over us and could delay or prevent a change in corporate control.
      Novartis presently owns approximately 57% of our outstanding common stock. For so long as Novartis owns at least a majority of our outstanding common stock, in addition to its contractual approval rights, Novartis has the ability to delay or prevent a change in control of Idenix that may be favored by other stockholders and otherwise exercise substantial control over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:

•	the election of directors;

•	any amendment of our restated certificate of incorporation or amended and restated by-laws;

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

•	the defeat of any non-negotiated takeover attempt that might otherwise benefit our other stockholders.
Novartis has the right to exercise control over corporate actions that may not require stockholder approval as long as it holds at least 19.4% of our voting stock.
      As long as Novartis and its affiliates own at least 19.4% of our voting stock, which we define below, we cannot take certain actions without the consent of Novartis. These actions include:

•	the authorization or issuance of additional shares of our capital stock or the capital stock of our subsidiaries, except for a limited number of specified issuances;

•	any change or modification to the structure of our Board of Directors or a similar governing body of any of our subsidiaries;

•	any amendment or modification to any of our organizational documents or those of our subsidiaries;

•	the adoption of a three-year strategic plan;

•	the adoption of an annual operating plan and budget, if there is no approved strategic plan;

•	any decision that would result in a variance of total annual expenditure, capital or expense, in excess of 20% from the approved three-year strategic plan;

•	any decision that would result in a variance in excess of the greater of $10 million or 20% of our profit or loss target in the strategic plan or annual operating plan;

•	the acquisition of stock or assets of another entity that exceeds 10% of our consolidated net revenue, net income or net assets;

•	the sale, lease, license or other disposition of any assets or business which exceeds 10% of our net revenue, net income or net assets;

•	the incurrence of any indebtedness by us or our subsidiaries for borrowed money in excess of $2 million;

•	any material change in the nature of our business or that of any of our subsidiaries;

•	any change in control of Idenix or any subsidiary; and

•	any dissolution or liquidation of Idenix or any subsidiary, or the commencement by us or any subsidiary of any action under applicable bankruptcy, insolvency, reorganization or liquidation laws.
      Pursuant to the amended and restated stockholders’ agreement, dated July 27, 2004, among us Novartis and certain of our stockholders, which we refer to as the stockholders’ agreement, we are obligated to use our reasonable best efforts to nominate for election as a director at least two designees of Novartis for so long as Novartis and its affiliates own at least 35% of our voting stock and at least one designee of Novartis for so long as Novartis and its affiliates own at least 19.4% of our voting stock.
      Additionally, until such time as Novartis and its affiliates own less than 50% of our voting stock, Novartis’ consent is required for the selection and appointment of our chief financial officer. If in Novartis’ reasonable judgment our chief financial officer is not satisfactorily performing his duties, we are required to terminate the employment of our chief financial officer.
      Furthermore, under the terms of the stock purchase agreement, dated as of March 21, 2003, among us, Novartis and substantially all of our then existing stockholders, which we refer to as the stock purchase agreement, Novartis is required to make future contingent payments of up to $357 million to these stockholders if we achieve predetermined development milestones with respect to an HCV product candidate. As a result, in making determinations as to our annual operating plan and budget for the development of our HCV product candidates, the interests of Novartis may be different than the interests of our other stockholders, and Novartis could exercise its approval rights in a manner that may not be in the best interests of all of our stockholders.
      Under the stockholders’ agreement, voting stock means our outstanding securities entitled to vote in the election of directors, but does not include:

•	securities issued in connection with our acquisition of all of the capital stock or all or substantially all of the assets of another entity; and

•	shares of common stock issued upon exercise of stock options or stock awards pursuant to compensation and equity incentive plans. Notwithstanding the foregoing, voting stock includes up to 1,399,106 shares that were reserved as of May 8, 2003 for issuance under our 1998 Equity Incentive Plan.
      Novartis has the ability to exercise substantial control over our strategic direction, our research and development focus and other material business decisions.

We currently depend on one collaboration partner, Novartis, for substantially all our revenues and for commercialization of our HBV product candidates, and we may depend on Novartis for commercialization of other product candidates. If our development, license and commercialization agreement with Novartis terminates, our business and, in particular, our drug development programs, will be seriously harmed.
      In May 2003, we received a $75 million license fee from Novartis in connection with the license of our HBV product candidates, telbivudine and valtorcitabine, under a development, license and commercialization agreement with Novartis, dated May 8, 2003, which we refer to as the development agreement. Assuming we continue to successfully develop and commercialize these product candidates, we are entitled to receive reimbursements of expenses we incur in connection with the development of these product candidates and additional milestone payments from Novartis. In June 2004, we received a milestone payment from Novartis in the amount of $25 million based upon the results achieved in the phase I clinical trial of valopicitabine, our lead HCV product candidate. Novartis has the option to license valopicitabine and additional product candidates from us. If it does so, we are entitled to receive additional license fees and milestone payments as well as reimbursement of expenses we incur in the development of such product candidates in accordance with development plans mutually agreed with Novartis. We expect that we will derive substantially all of our near term revenues from Novartis. Novartis may terminate the development agreement in any country or with respect to any product or product candidate licensed under the development agreement for any reason on six months’ written notice. If the development agreement is terminated in whole or in part and we are unable to enter similar arrangements with other collaborators, our business would be materially adversely affected.
Novartis has the option to license our product candidates, and if it does not exercise its option with respect to a product candidate, our development, manufacture and/or commercialization of such product candidate may be substantially delayed or limited.
      In addition to its license of telbivudine and valtorcitabine, Novartis has the option under the development agreement to license our other product candidates, including valopicitabine, our lead product candidate for the treatment of hepatitis C infection. Our drug development programs and potential commercialization of our product candidates will require substantial additional funding. If we are not successful in efforts to enter into a collaboration arrangement with respect to a product candidate not licensed by Novartis, we may not have sufficient funds to develop such product candidate internally. As a result, our business would be adversely affected. In addition, the negotiation of a collaborative agreement is time consuming, and could, even if successful, delay the development, manufacture and/or commercialization of a product candidate and the terms of the collaboration agreements may not be favorable to us.
If we breach any of the numerous representations and warranties we made to Novartis under the development agreement or the stock purchase agreement, Novartis has the right to seek indemnification from us for damages it suffers as result of such breach. These amounts could be substantial.
      We have agreed to indemnify Novartis and its affiliates against losses suffered as a result of our breach of representations and warranties in the development agreement and the stock purchase agreement. Under the development agreement and stock purchase agreement, we made numerous representations and warranties to Novartis regarding our hepatitis C and hepatitis B product candidates, including representations regarding our ownership of and licensed rights to the inventions and discoveries relating to such product candidates. If one or more of our representations or warranties were not true at the time we made them to Novartis, we would be in breach of these agreements. In the event of a breach by us, Novartis has the right to seek indemnification from us and, under certain circumstances, us and our stockholders who sold shares to Novartis, which include many of our directors and officers, for damages suffered by Novartis as a result of such breach. The amounts for which we could become liable to Novartis may be substantial.
      In May 2004, we entered into a settlement agreement with the University of Alabama at Birmingham, or UAB, and the University of Alabama Research Foundation, or UABRF, relating to our ownership of our chief executive officer’s inventorship interest in certain of our patents and patent applications, including patent applications covering our hepatitis C product candidates. Under the terms of the settlement agreement, we agreed to make payments to UABRF, including an initial payment paid in 2004 in the amount of $2 million, as well as regulatory milestone payments and payments relating to net sales of certain products. Novartis may seek to recover from us, and, under certain circumstances, us and those of our officers, directors and other stockholders who sold shares to Novartis, the losses it suffers as a result of any breach of the representations and warranties we made relating to our hepatitis C product candidates and may assert that such losses include the settlement payments.
      Novartis could also suffer losses in connection with any amounts we become obligated to pay relating to or under the terms of any license agreement, including the UAB license agreement, or other arrangements we may be required to enter into with UAB, Emory University and the Centre Nationale de la Recherché Scientifique, or CNRS, each licensors under the UAB license agreement, to commercialize telbivudine. Novartis, may seek to recover from us, and, under certain circumstances, us and those of our officers, directors and other stockholders who sold shares to Novartis, such losses and other losses it suffers as a result of any breach of the representations and warranties we made relating to our hepatitis B product candidates.
      If we are required to rely upon the UAB license agreement to commercialize telbivudine, we will be obligated to make certain payments to UABRF and the other licensors. Such amounts would include payments in the aggregate amount of $1.3 million due upon achievement of regulatory milestones, a 6% royalty on annual sales up to $50 million and a 3% royalty on annual sales greater than $50 million made by us or an affiliate of ours. Additionally, if we sublicense our rights to a non-affiliate sublicensee which is defined as any entity other than one which holds or controls at least 50% of our capital stock, or if Novartis’ ownership interest in us declines below 50% of our outstanding shares of capital stock, we could be obligated to pay to UABRF 30% of all royalties received by us from sales by the sublicensee of telbivudine and 20% of all fees, milestone payments and other cash consideration we receive from the sublicensee with respect to telbivudine.
If we materially breach our obligations or covenants arising under the development agreement or our master manufacturing and supply agreement with Novartis, we may lose our right to develop or commercialize our product candidates.
      We have significant obligations to Novartis under the development agreement and our master manufacturing and supply agreement, dated as of May 8, 2003, between our subsidiary, Idenix (Cayman) Limited, or Idenix Cayman, and Novartis. We refer to the master manufacturing and supply agreement as the supply agreement. The obligations to which we are subject include the responsibility for developing and, in some countries, co-promoting or co-marketing the products licensed to Novartis in accordance with plans and budgets subject to Novartis’ approval. The covenants and agreements we made when entering into the development agreement and supply agreement include covenants relating to payment of our required portion of development expenses under the development agreement, compliance with certain third-party license agreements and the conduct of our clinical studies. If we materially breach one or both of these agreements and are unable within an agreed time period to cure such breach, the agreements may be terminated and we may be required to grant Novartis an exclusive license to develop, manufacture and/or sell such products. Although such a license would be subject to payment of a royalty by Novartis to be negotiated in good faith, we and Novartis have stipulated that no such payments would permit the breaching party to receive more than 90% of the net benefit it was entitled to receive before the agreements were terminated. Accordingly, if we materially breach our obligations under the development agreement or the supply agreement, we may lose our rights to develop or commercialize our drug candidates and receive lower payments from Novartis than we had anticipated.
If we issue capital stock, in certain situations Novartis will be able to purchase shares at par value to maintain its percentage ownership in Idenix and, if that occurs, this could cause dilution. In addition, Novartis has the right, under specified circumstances, to purchase a pro rata portion of other shares that we may issue.
      Under the terms of the stockholders’ agreement, Novartis has the right to purchase at par value of $0.001 per share, such number of shares required to maintain its percentage ownership of our voting stock if we issue shares of capital stock in connection with the acquisition or in-licensing of technology through the issuance of up to 5% of our stock in any 24-month period. If Novartis elects to maintain its percentage ownership of our voting stock under the rights described above, Novartis will be buying such shares at a price, which is substantially below market value, which would cause dilution. This right of Novartis will remain in effect until the earlier of:

•	the date that Novartis and its affiliates own less than 19.4% of our voting stock; or

•	the date that Novartis becomes obligated under the stock purchase agreement to make the additional future contingent payments of $357 million to all of our stockholders who sold shares to Novartis in May 2003.
      In addition to the right to purchase shares of our common stock at par value as described above, Novartis has the right, subject to limited exceptions noted below, to purchase a pro rata portion of shares of capital stock that we issue. The price that Novartis pays for these securities would be the price that we offer such securities to third parties, including the price paid by persons who acquire shares of our capital stock pursuant to awards granted under stock compensation plans. Novartis’ right to purchase a pro rata portion does not include:

•	securities issuable in connection with any stock split, reverse stock split, stock dividend or recapitalization that we undertake that affects all holders of our common stock proportionately;

•	shares that Novartis has the right to purchase at par value, as described above;

•	shares of common stock issuable upon exercise of stock options and other awards pursuant to our 1998 Equity Incentive Plan; and

•	securities issuable in connection with our acquisition of all the capital stock or all or substantially all of the assets of another entity.
      Novartis’ right to purchase shares includes a right to purchase securities that are convertible into, or exchangeable for, our common stock, provided that Novartis’ right to purchase stock in connection with options or other convertible securities issued to any of our directors, officers, employees or consultants pursuant to any stock compensation or equity incentive plan will not be triggered until the underlying equity security has been issued to the director, officer, employee or consultant.
If Novartis terminates or fails to perform its obligations under the development agreement, we may not be able to successfully commercialize our drug products licensed to Novartis and the development and commercialization of our other product candidates could be delayed, curtailed or terminated.
      Under the development agreement, we will co-promote or co-market with Novartis in the U.S., the U.K., France, Germany, Italy and Spain, our lead hepatitis B drug products and other products that Novartis licenses from us, which may include our hepatitis C drug products. Novartis will market and sell these drug products throughout the rest of the world. As a result, we will depend upon the success of the efforts of Novartis to market and sell our drug products. However, we have limited control over the resources that Novartis may devote to its commercialization efforts under the development agreement and, if Novartis does not devote sufficient time and resources to such efforts, we may not realize the potential commercial benefits of the agreement, and our results of operations may be adversely affected.
      In addition, Novartis has the right to terminate the development agreement with respect to any product, product candidate or country with six months’ written notice to us. If Novartis were to breach or terminate this agreement with us, the development or commercialization of the affected product candidate or product could be delayed, curtailed or terminated because we may not have sufficient resources or capabilities, financial or otherwise, to continue development and commercialization of the product candidate, and we may not be successful in entering into a collaboration with another third party.

Novartis has the right under certain circumstances to market and sell products that compete with the product candidates and products that we license to it, and any competition by Novartis could have a material adverse effect on our business.
      Novartis has agreed that, except as set forth in the development agreement, it will not market, sell or promote certain competitive products except that:

•	this agreement not to compete extends only until May 2008;

•	as to any country, the agreement not to compete would terminate if Novartis terminates the development agreement with respect to that country; and

•	if Novartis wishes to market, sell, promote or license a competitive product, it is required to inform us of the competitive product opportunity and, at our election, enter into good faith negotiations with us concerning such opportunity. If we either do not elect to enter into negotiations with respect to such opportunity or are unable to reach agreement within a specified period, Novartis would be free to proceed with its plans with respect to such competing product.
      Accordingly, Novartis may under certain circumstances market, sell, promote or license, competitive products. Novartis has significantly greater financial, technical and human resources than we have and is better equipped to discover, develop, manufacture and commercialize products. In addition, Novartis has more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. Moreover, any direct or indirect competition with Novartis with respect to products that we have licensed to them could result in confusion in the market. In the event that Novartis competes with us, our business could be materially and adversely affected.
Risks Related to Our Dependence on Third Parties
Because we have limited sales, marketing and distribution experience and capabilities, we may seek to enter into additional arrangements with third parties. We may not be successful in establishing these relationships or, if established, the relationship may not be successful.
      We have limited sales, marketing and distribution capabilities. Although we intend to build an internal sales force and expand our marketing capabilities, we may seek to further augment our sales, marketing and distribution capabilities through arrangements with third parties. We may not be successful in entering into any such arrangements and, if entered into, the terms of any such arrangements may not be favorable. We cannot be assured that any third party would devote the necessary time or attention to sell, market or distribute our products. If these arrangements are unsuccessful, we may be unable to successfully commercialize our products.
If we seek to enter into collaboration agreements for any other product candidates but are not successful, we may not be able to continue development of those product candidates.
      Our drug development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses to be incurred in connection with these activities. We have entered into an agreement with Novartis for the development and commercialization of telbivudine and valtorcitabine, our lead HBV product candidates, and we have granted options to Novartis with respect to development and commercialization of our other product candidates. We may seek to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of drug development and commercialization of product candidates that Novartis does not license. We may not be able to enter into collaboration agreements and the terms of the collaboration agreements, if any, may not be favorable to us. If we are not successful in our efforts to enter into a collaboration arrangement with respect to a product candidate, we may not have sufficient funds to develop this or any other product candidate internally.
      If we do not have sufficient funds to develop our product candidates, we will not be able to bring these product candidates to market and generate revenue. As a result, our business will be adversely affected. In addition, the inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or commercialization of a product candidate and could have a material adverse effect on our financial condition and results of operations because:

•	we may be required to expend our own funds to advance the product candidate to commercialization;

•	revenue from product sales could be delayed; or

•	we may elect not to develop or commercialize the product candidate.
If any collaborative partner terminates or fails to perform its obligations under agreements with us, the development and commercialization of our product candidates could be delayed or terminated.
      We have entered into the development agreement with Novartis and we may enter into additional collaborative arrangements in the future. If collaborative partners do not devote sufficient time and resources to any collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if Novartis or future collaboration partners were to breach or terminate their arrangements with us, the development and commercialization of the affected product candidate could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of the product candidate.
Our collaborations with outside scientists may be subject to restriction and change.
      We work with chemists and biologists at academic and other institutions who assist us in our research and development efforts. Telbivudine, valtorcitabine and valopicitabine, were discovered with the research and development assistance of these third-party chemists and biologists. Many of the scientists who have contributed to the discovery and development of our product candidates are not our employees and may have other commitments that would limit their future availability to us. Although our scientific advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services.
We depend on third-party manufacturers to manufacture products for us. If in the future we manufacture any of our products, we will be required to incur significant costs and devote significant efforts to establish these capabilities.
      We have limited manufacturing experience and have the capability to manufacture only small quantities of compounds required in preclinical studies for our product candidates. We do not have, and do not intend to develop, the ability to manufacture material for our clinical trials or at commercial scale. To develop our product candidates, apply for regulatory approvals and commercialize any products, we need to contract for or otherwise arrange for the necessary manufacturing facilities and capabilities. Under the supply agreement, Novartis has agreed to manufacture or have manufactured for us the active pharmaceutical ingredients, or API, of product candidates that we license to Novartis for our clinical supply requirements. In addition, Novartis may manufacture or have manufactured for us the API for commercial supplies of these products, subject to the terms of the supply agreement. Under this agreement, if Novartis manufactures the API for a product, we would generally rely on Novartis for regulatory compliance and quality assurance for that product. Currently, we are negotiating with Novartis an agreement with respect to the anticipated manufacture by Novartis of the commercial supply of telbivudine. If we are unable to successfully conclude an agreement with Novartis for the manufacture of the telbivudine commercial supply or Novartis were to breach or terminate its manufacturing arrangements with us, the development or commercialization of telbivudine could be delayed, which would have an adverse affect on our business. In addition, any change in our manufacturers could be costly because the commercial terms of any such arrangement could be less favorable than the commercial terms we negotiate with Novartis.
      We have relied upon third parties to produce material for preclinical studies and may continue to do so in the future. Although we believe that we will not have any material supply issues, we cannot be certain that we will be able to obtain long term supply arrangements of those materials on acceptable terms, if at all. We also expect to rely upon other third parties to produce materials required for clinical trials and for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.
      Reliance on Novartis and third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on Novartis or the third party for regulatory compliance and quality assurance, the possibility of breach by Novartis or the third party of agreements related to supply because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by Novartis or the third party, based on its own business priorities, at a time that is costly or damaging to us.
      In addition, the FDA and other regulatory authorities require that our products be manufactured according to current good manufacturing practice regulations. Any failure by us, Novartis or our third-party manufacturers to comply with current good manufacturing practices and/or our failure to scale up our manufacturing processes could lead to a delay in, or failure to obtain, regulatory approval. In addition, such failure could be the basis for action by the FDA to withdraw approvals for product candidates previously granted to us and for other regulatory action.
      We may in the future elect to manufacture certain of our products in our own manufacturing facilities. If we do so, we will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities.
Risks Related to Patents and Licenses
If we are unable to adequately protect our patents and licenses related to our product candidates, or if we infringe the rights of others, we may not be able to successfully commercialize our product candidates.
      Our success will depend in part on our ability to obtain patent protection both in the U.S. and in other countries for our product candidates. The patents and patent applications in our patent portfolio are either owned by us, exclusively licensed to us, or co-owned by us and others and exclusively licensed to us. Our ability to protect our product candidates from unauthorized or infringing use by third parties depends substantially on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our product candidates or provide sufficient protection to afford us a commercial advantage against our competitors or their competitive products or processes. In addition, we cannot guarantee that any patents will be issued from any pending or future patent applications owned by or licensed to us. Even if patents have been issued or will be issued, we cannot guarantee that the claims of these patents are, or will be, valid or enforceable, or provide us with any significant protection against competitive products or otherwise be commercially valuable to us.
      We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our drugs, by preventing the patentability of our drugs to us or our licensors or co-owners, or by covering the same or similar technologies that may invalidate our patents, limit the scope of our future patent claims or adversely affect our ability to market our product candidates. For example, patent applications in the U.S. are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the U.S. are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we or our licensors or co-owners were the first to invent, or the first to file, patent applications on our product candidates or for their use as antiviral drugs. In the event that a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the U.S. and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed. Since our hepatitis B product candidate, telbivudine, was a known compound before the filing of our patent applications covering the use of this product candidate to treat hepatitis B infection, we cannot obtain patent protection on telbivudine itself. As a result, we are limited to relying upon patents granted on the method of using telbivudine in medical therapy for the treatment of hepatitis B infection.
      Our other hepatitis B product candidate, valtorcitabine, is a prodrug of the L-nucleoside ß-L-2’- deoxycytidine, or LdC, because it is converted into biologically active LdC in the body. We believe that valtorcitabine is a new compound. The U.S. Patent Office has recently issued to us a patent on valtorcitabine itself, as well as claims on pharmaceutical compositions that include valtorcitabine. Claims to the method to treat hepatitis B infection using valtorcitabine are pending. We will not, however, be able to obtain patent protection on the biologically active form of LdC itself, because it was a known compound at the time the patent applications covering LdC were filed. Instead, our patent protection will be limited to patents covering the method of using LdC in medical therapy for the treatment of hepatitis B infection. We are aware of an issued U.S. patent with claims directed to a broad genus of compounds which may be construed to include valtorcitabine. We believe those claims to be invalid as a result of prior art in existence at the time those claims were filed. We would assert an invalidity defense against any such claims were they to be asserted against us. However, there is no assurance that these claims would be found to be invalid; in which case, we would need to obtain a license to these patent rights which may not be available on reasonable terms.
      Pursuant to the UAB license agreement, we were granted an exclusive license to the rights held by UABRF, Emory University and CNRS, which we collectively refer to as “the 1998 licensors,” to a 1995 U.S. patent application and counterpart patent applications in Europe, Canada, Japan and Australia that cover the use of certain synthetic nucleosides for the treatment of hepatitis B infection. In January 2004, February 2005 and June 2005, UABRF notified us that it intended to file a U.S. continuation patent application claiming priority to the 1995 patent application, which itself is a continuation-in-part of a 1993 patent application, that would purportedly enable the 1998 licensors to prosecute and obtain generic patent claims that would generally encompass the method of using telbivudine to treat patients infected with hepatitis B. In July 2005, UABRF filed such a continuation patent application.
      In connection with the 1998 licensors pursuit of such generic patent claims, we believe that UABRF may assert that the UAB license agreement covers our telbivudine technology and that we are obligated to make payments to the 1998 licensors in the amounts and manner specified in the UAB license agreement. Such amounts include payments in the aggregate amount of $1.3 million due upon achievement of regulatory milestones, a 6% royalty on annual sales up to $50 million and a 3% royalty on annual sales greater than $50 million made by us or an affiliate of ours. Additionally, if we sublicense our rights to any entity other than one which holds or controls at least 50% of our capital stock, or if Novartis’ ownership interest in us declines below 50% of our outstanding shares of capital stock, we could be obligated to pay to the 1998 licensors 30% of all royalties received by us from sales by the sublicensee of telbivudine and 20% of all fees, milestone payments and other cash consideration we receive from the sublicensee with respect to telbivudine.
      As a result of presentation by the 1998 licensors of new claims in the U.S. continuation patent application filed in July 2005, and possibly under counterpart foreign patent applications, UABRF may assert a claim to 20% of the $75 million license fee we received in May 2003 in connection with the license of our hepatitis B drug candidates to Novartis. If UABRF asserts such a claim, we intend to dispute that such amount is owed. Under the terms of the UAB license agreement, the dispute would be resolved by a panel of arbitrators if we are unable to reach agreement with UABRF after a period of negotiation and mediation.

      If we fail to perform our material obligations under the UAB license agreement, the agreement may be terminated or UABRF could, on its own behalf and on behalf of the other licensors, render the license to us non-exclusive. In the event UABRF is successful in terminating the license agreement as a result of a breach by us after a period of arbitration, and the 1998 licensors obtain a valid enforceable claim that generically covers the use of telbivudine to treat hepatitis B infection, it would be necessary for us to obtain another license from the 1998 licensors. Such license may not be available to us on reasonable terms, on an exclusive basis, or at all. This could materially adversely affect or preclude our ability to commercialize telbivudine.
      If the 1998 licensors were instead to render the UAB license agreement to us non-exclusive, we would not be prohibited from using telbivudine to treat hepatitis B infection, but a non-exclusive license could be granted to one or more of our competitors by one or more of the 1998 licensors.
      If it is determined that the UAB license agreement between us and UABRF does cover our use of telbivudine to treat hepatitis B infection, or we must otherwise rely upon a license agreement granted by the 1998 licensors to commercialize telbivudine, we may be in breach of certain of the representations and warranties we made to Novartis under the development agreement and the stock purchase agreement. Pursuant to the terms of the development agreement and the stock purchase agreement, if there is a breach Novartis has the right to seek indemnification from us, and, under certain circumstances, us and our stockholders who sold shares to Novartis, for the losses Novartis incurs as a result of the breach. The amounts for which we could be liable to Novartis may be substantial.
      Our initial hepatitis C clinical product candidate, valopicitabine, or NM283, is a prodrug of the active molecule NM 107, because it is converted into biologically active NM 107 in the body. We believe that NM283 may be a new compound, and therefore we are attempting to obtain patent protection on NM283 itself, as well as on a method to treat hepatitis C infection with NM283. NM 107 was a known compound at the time that the patent applications covering the use of this active form of NM283 to treat hepatitis C infection were filed. Thus, although we presently have two issued U.S. patents claiming methods of treatment using NM 107, one directed to treating hepatitis C infection specifically and the other directed to treating flavivirus and pestivirus infection, we cannot obtain patent protection on the compound NM 107 itself.
      Despite the fact that NM 107 is a known compound, we are aware that a number of companies have recently filed patent applications attempting to cover NM 107 specifically as a compound, as well as NM283, as members of broad classes of compounds. Companies have also filed patent applications covering the use of NM 107, specifically, and NM283, generically, to treat hepatitis C infection, or infection by any member of the Flaviviridae virus family, to which hepatitis C belongs. These companies include Merck & Co., Inc. together with Isis Pharmaceuticals, Inc., Ribapharm, Inc., a wholly owned subsidiary of Valeant Pharmaceuticals International, Genelabs Technologies, Inc. and Biota, Inc., a subsidiary of Biota Holdings Ltd., or Biota. We believe that we were the first to file patent applications covering the use of these product candidates to treat hepatitis C infection. Because patents in countries outside the U.S. are awarded to the first to file a patent application covering an invention, we believe that we are entitled to patent protection in at least these countries. Notwithstanding this, a foreign country may grant patent rights covering our product candidates to one or more other companies, either because it is not aware of our patent filings or because the country does not interpret our patent filing as a bar to issuance of the other company’s patent in that country. If that occurs, we may need to challenge the third-party patent to establish our proprietary rights, and if we do not or are not successful, we will need to obtain a license that may not be available at all or on commercially reasonable terms. In the U.S., a patent is awarded to the patent applicant who was the first to invent the subject matter. The U.S. Patent Office could initiate an interference between us and Merck/ Isis, Ribapharm, Genelabs, Biota or another company to determine the priority of invention of the use of these compounds to treat hepatitis C infection. If such an interference is initiated and it is determined that we were not the first to invent the use of these compounds in methods for treating hepatitis C or other viral infection under U.S. law, we would need to obtain a license that may not be available at all or on commercially reasonable terms.
      A number of companies have filed patent applications and have obtained patents covering general methods for the treatment of hepatitis B, hepatitis C and HIV infections. These patents could materially affect our ability to develop and sell our HBV and HCV product candidates, as well as other product candidates we may develop in the future. For example, we are aware that Chiron Corporation and Apath, LLC have obtained broad patents covering hepatitis C proteins, nucleic acids, diagnostics and drug screens. If we need to use these patented materials or methods to develop valopicitipine or other hepatitis C product candidates we may develop and the materials or methods fall outside certain safe harbors in the laws governing patent infringement, as recently articulated by the United States Supreme Court, we will need to buy these products from a licensee of the company authorized to sell such products or we will require a license from one or more companies, which may not be available to us on reasonable terms or at all. This could materially affect or preclude our ability to develop and sell our hepatitis C drug product.
      If we find that any product candidates we are developing should be used in combination with a product covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement or inducement of infringement of the third-party patents covering the product recommended for co-administration with our product. In that case, we may be required to obtain a license from the other company or institution to provide the required or desired package labeling, which may not be available on commercially reasonable terms or at all.
      Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are unsuccessful in litigation concerning patents or patent applications owned or co-owned by us or licensed to us, we may not be able to protect our products from competition or we may be precluded from selling our products. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate. Such litigation could take place in the United States in a federal court or in the U.S. Patent Office. The litigation could also take place in a foreign country, in either the court or the patent office of that country.
      Our success will depend in part on our ability to uphold and enforce patents or patent applications owned or co-owned by us or licensed to us, which cover our product candidates. Proceedings involving our patents or patent applications could result in adverse decisions regarding:

•	ownership of patents and patent applications;

•	the patentability of our inventions relating to our product candidates; and/or

•	the enforceability, validity or scope of protection offered by our patents relating to our product candidates.
      Even if we are successful in these proceedings, we may incur substantial cost and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.
      In May 2004, we and our chief executive officer, Dr. Sommadossi, entered into a settlement agreement with UAB and UABRF resolving a dispute regarding ownership of inventions and discoveries made by Dr. Sommadossi during the period from November 1999 to November 2002, at which time Dr. Sommadossi was on sabbatical and then unpaid leave from his position at UAB. The patent applications we filed with respect to such inventions and discoveries include the patent applications covering our hepatitis C product candidate. Under the terms of the settlement agreement, we agreed to make a $2 million initial payment to UABRF, as well as other potential contingent payments based upon the commercial launch of products discovered or invented by Dr. Sommadossi during his sabbatical and unpaid leave. In addition, UAB and UABRF have each agreed that neither of them has any right, title or ownership interest in these inventions and discoveries. Under the development agreement and stock purchase agreement, we made numerous representations and warranties to Novartis regarding our hepatitis C product candidate and program, including representations regarding our ownership of the inventions and discoveries. If one or more of our representations or warranties were not true at the time we made them to Novartis, we would be in breach of these agreements. In the event of a breach by us, Novartis has the right to seek indemnification from us and, under certain circumstances, us and our stockholders who sold shares to Novartis, which include many of our directors and officers, for damages suffered by Novartis as a result of such breach. The amounts for which we could be liable to Novartis may be substantial.

      Our success will also depend in part on our ability to avoid infringement of the patent rights of others. If it is determined that we do infringe a patent right of another, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we are not successful in infringement litigation and we do not license or develop non-infringing technology, we may:

•	incur substantial monetary damages;

•	encounter significant delays in bringing our product candidates to market; and/or

•	be precluded from participating in the manufacture, use, importation, offer for sale or sale of our product candidates or methods of treatment requiring licenses.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
      To protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
If any of our agreements that grant us the exclusive right to make, use and sell our product candidates are terminated, we may be unable to develop or commercialize our product candidates.
      We, together with Novartis, have entered into an amended and restated agreement with CNRS and L’Universite Montpellier II, which we refer to as University of Montpellier, co-owners of the patent applications covering our hepatitis B product candidates. This agreement covers both the cooperative research program and the terms of our exclusive right to exploit the results of the cooperative research, including our hepatitis B product candidates. We, together with Novartis, have also entered into two agreements with the Universita degli Studi di Cagliari, which we refer to as the University of Cagliari, the co-owner of the patent applications covering our hepatitis C product candidates and certain of our HCV and NNRTI HIV pre-clinical product candidates. One agreement with the University of Cagliari covers our cooperative research program and the other agreement is an exclusive license to develop and sell the jointly created HCV and HIV product candidates. Under the amended and restated agreement with CNRS and the University of Montpellier and the license agreement, as amended, with the University of Cagliari, we obtained from our co-owners the exclusive right to exploit these product candidates. Subject to certain rights afforded to Novartis, these agreements can be terminated by either party in circumstances such as the occurrence of an uncured breach by the non-terminating party. The termination of our rights under the agreement with CNRS and the University of Montpellier or the license agreement, as amended, with the University of Cagliari would have a material adverse effect on our business and could prevent us from developing a product candidate or selling a product. In addition, these agreements provide that we pay the costs of patent prosecution, maintenance and enforcement. These costs could be substantial. Our inability or failure to pay these costs could result in the termination of the agreements or certain rights under them.
      Under our amended and restated agreement with CNRS and the University of Montpellier and our license agreement, as amended, with the University of Cagliari, we and Novartis have the right to exploit and license our co-owned product candidates without the permission of the co-owners. However, our agreements with CNRS and the University of Montpellier and with the University of Cagliari are currently governed by, and will be interpreted and enforced under, French and Italian law, respectively, which are different in substantial respects from U.S. law, and which may be unfavorable to us in material respects. Under French law, co-owners of intellectual property cannot exploit, assign or license their individual rights without the permission of the co-owners. Similarly, under Italian law, co-owners of intellectual property can not exploit or license their individual rights without the permission of the co-owners. Accordingly, if our agreements with the University of Cagliari terminate, we may not be able to exploit, license or otherwise convey to Novartis or other third parties our rights in our drug candidates for a desired commercial purpose without the consent of the co-owner, which could materially affect our business and prevent us from developing our product candidates and selling our products.
      Under U.S. law, a co-owner has the right to prevent the other co-owner from suing infringers by refusing to join voluntarily in a suit to enforce a patent. Our amended and restated agreement with CNRS and the University of Montpellier and our license agreement, as amended, with the University of Cagliari provide that such parties will cooperate to enforce our jointly owned patents on our product candidates. If these agreements terminate or their cooperation is not given or is withdrawn, or they refuse to join in litigation that requires their participation, we may not be able to enforce these patent rights or protect our markets.
If our cooperative research agreement with the University of Cagliari is terminated, we may be unable to develop research results arising out of that work prior to the termination.
      Our cooperative research agreement with the University of Cagliari, as amended, grants us the exclusive right to directly or indirectly use or license to Novartis or other third parties the results of research obtained from the cooperative effort, in exchange for a fixed royalty. If the cooperative research agreement is terminated, our exclusive right to use the research results will also terminate, unless those rights are also granted under a separate license agreement, as has been done with respect to the patent applications covering our HCV lead product candidate and HCV pre-clinical product candidates and the classes of compounds we are evaluating for selection of NNRTI HIV product candidate. Our cooperative agreement with the University of Cagliari currently expires in January 2007, and can only be renewed by the written consent of both parties. If the agreement is not renewed, there is no guarantee that the University of Cagliari will agree to transfer rights to any of the research results into a separate license agreement on termination of the research program, or that it will agree to do so on reasonable commercial terms. If we are not able to obtain a license to research results in the event of a termination of the cooperative research agreement, we will be unable to develop the research results.
Risks Related to Our Common Stock and this Offering
Sales of additional shares of our common stock could cause the price of our common stock to decline.
      Sales of substantial amounts of our common stock in the public market, or the availability of such shares for sale, could adversely affect the price of our common stock. In addition, the issuance of common stock upon exercise of outstanding options could be dilutive, and may cause the market price for a share of our common stock to decline. As of October 21, 2005, we had 48,351,577 shares of common stock issued and outstanding, together with outstanding options to purchase approximately 3,725,789 shares of common stock with a weighted average exercise price of $11.59 per share.
      The holders of approximately 34,354,928 shares of common stock, including the shares of common stock being offered for sale by the selling stockholders in this offering and in connection with the exercise, if any, of the underwriter’s over-allotment option, have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Fluctuation of our quarterly results may cause our stock price to decline, resulting in losses to you.
      Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. A number of factors, many of which are not within our control, could subject our operating results and stock price to volatility, including:

•	realization of license fees and achievement of milestones under our development agreement with Novartis and, to the extent applicable, other licensing and collaborative agreements;

•	reductions in revenue associated with Novartis’ right to maintain its percentage ownership of our voting stock when we issue shares at a price below fair market value;

•	the results of ongoing and planned clinical trials of our product candidates;

•	the results of regulatory reviews relating to the approval of our product candidates;

•	the initiation or conclusion of litigation to enforce or defend any of our assets; and

•	general and industry-specific economic conditions that may affect our research and development expenditures.
      Due to the possibility of significant fluctuations, we do not believe that quarterly comparisons of our operating results will necessarily be indicative of our future operating performance. If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may decline, resulting in losses to you.
An investment in our common stock may decline in value as a result of announcements of business developments by us or our competitors.
      The market price of our common stock is subject to substantial volatility as a result of announcements by us or other companies in our industry. As a result, purchasers of our common stock may not be able to sell their shares of common stock at or above the price at which they purchased such stock. Announcements which may subject the price of our common stock to substantial volatility include announcements regarding:

•	our collaboration with Novartis;

•	the results of discovery, preclinical studies and clinical trials by us or our competitors;

•	the acquisition of technologies, product candidates or products by us or our competitors;

•	the development of new technologies, product candidates or products by us or our competitors;

•	regulatory actions with respect to our product candidates or products or those of our competitors;

•	the initiation or conclusion of litigation to enforce or defend any of our assets; and

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.
We could be subject to class action litigation due to stock price volatility, which, if it occurs, will distract our management and could result in substantial costs or large judgments against us.
      The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of companies in the biotechnology industry have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations could adversely affect the market price of our common stock. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business, operating results and financial condition.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.
      We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not yield profitable results or increase our market value.
You will experience immediate dilution in the book value per share of the common stock you purchase.
      Because the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $20.61 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $16.35 per share in the net tangible book value of the common stock. If the underwriters exercise their over-allotment option, you will experience additional dilution. See “Dilution” on page S-37 for a more detailed discussion of the dilution you will incur in this offering.

SELLING STOCKHOLDERS
      The following table sets forth for the selling stockholders as of September 30, 2005, the amount of our common stock beneficially owned, the number of shares of common stock offered hereby and the number of shares and percentage of our outstanding common stock to be owned after completion of the sale of the maximum number of shares that may be offered under this prospectus supplement. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares of our common stock. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information.

				Beneficial Ownership
	Beneficial Ownership		Maximum	After the Sale of the
	As of September 30,		Number of	Maximum Number
	2005(1)		Shares	of Shares(1)(2)(3)

Name and Address of Selling Stockholders	Shares	Percentage	To be Offered(3)	Shares	Percentage

MPM Capital L.P. affiliated funds(4)	4,648,389	9.6%	614,887	4,033,502	7.3%
111 Huntington Avenue
Boston, Massachusetts 02199
Nomura International plc(5)	930,974	1.9	286,221	644,753	1.2
1st Martin-le-Grand
London, EC1A 4NP
United Kingdom
Swan Private Equity Verwaltungs GmbH	134,652	*	41,399	93,253	*
Hochstrasse 12
47877 Willich
Germany

*	Represents beneficial ownership of less than one percent of common stock.

(1)	Based on 48,313,542 shares of common stock outstanding as of September 30, 2005.
(2)	Based on 55,629,597 shares of common stock to be outstanding after completion offering assuming no exercises of the underwriters’ over-allotment option.
(3)	If the underwriter’s over-allotment option is exercised in full, MPM Capital L.P. affiliated funds are to sell an additional 693,857 shares, Nomura International plc is to sell an additional 343,277 shares and Swan Private Equity Verwaltungs GmbH is to sell an additional 93,253 shares. Accordingly, if the underwriter’s over-allotment option is exercised in full, the beneficial ownership percentages of MPM Capital L.P. affiliated funds will be approximately 5.9%. Nomura International plc and Swan Private Equity Verwaltungs GmbH will have beneficial ownership percentages of less than one percent.
(4)	Consists of 4,156,139 shares held by BB BioVentures L.P., of which 559,183 shares are being offered for sale under this prospectus, 361,464 shares held by MPM BioVentures Parallel Fund, of which 48,633 shares are being offered for sale under this prospectus, 52,558 shares held by MPM Asset Management Investors 1998 LLC, of which 7,071 shares are being offered for sale under this prospectus, and 78,228 shares held by MPM Asset Management. Each of these funds is affiliated with MPM Capital.
(5)	Denise Pollard-Knight, a director of Idenix, is head of Nomura Phase 4 Ventures, an affiliate of Nomura International plc, and in such capacity may be deemed to be the beneficial owner of the shares held by Nomura International plc. Dr. Pollard-Knight disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.

FORWARD-LOOKING STATEMENTS
      Statements contained or incorporated by reference in this prospectus supplement that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management including, without limitation, our expectations regarding results of operations, selling, general and administrative expenses, research and development expenses and the sufficiency of our cash for future operations. For purposes of these statutes, any statement that is not a statement of historical fact may be deemed a forward-looking statement. For example, statements containing the words “believes,” “anticipates,” “estimates,” “plans,” “expects,” “intends,” “may,” “projects,” “will,” “would” and similar expressions, including variations of such terms or the negative of those terms may be forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by these forward-looking statements, including the factors referred to above under the caption “Risk Factors.” These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus supplement. You should read these factors and the other cautionary statements made in this prospectus supplement, the prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, prospectus and in the documents incorporated by reference. We do not assume any obligation to update any forward-looking statements made by us.
USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the 7,278,020 shares of our common stock that we are offering at a public offering price of $20.61 per share will be approximately $145.5 million after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any of the proceeds from sales of common stock by the selling stockholders. The underwriters will not receive any underwriting discount or commission on the sale of shares of our common stock to Novartis.
      We intend to use the net proceeds of this offering for general corporate purposes. Although we have not yet identified specific uses for these proceeds, we currently anticipate using the proceeds for some or all of the following purposes:

•	working capital;

•	research and development expenditures;

•	sales and marketing expenditures, including those related to building our commercial operations infrastructure;

•	capital expenditures; and

•	potential acquisitions of new businesses, technologies or products that we believe complement or expand our business.
      Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade and U.S. government securities.

MARKET PRICE OF OUR COMMON STOCK AND DIVIDENDS
      Our common stock trades on the NASDAQ National Market under the symbol “IDIX.” The following table sets forth, for the periods indicated, the high and low last sales prices per share of our common stock as reported by the NASDAQ National Market.

	Price Range of
	Common Stock

	High	Low

Year Ended December 31, 2005
First quarter	$23.01	$15.66
Second quarter	22.97	17.27
Third quarter	27.22	20.86
Fourth quarter (through October 25, 2005)	26.96	20.61
Year Ended December 31, 2004
Third quarter (commencing July 22, 2004)	16.50	8.39
Fourth quarter	18.80	14.45
      On October 25, 2005, the last reported sale price of our common stock on the NASDAQ National Market was $20.61. As of October 21, 2005 we had 48,351,577 shares of common stock outstanding.
      We have never declared or paid any cash dividends on our common stock. In May 2003, we paid a common stock dividend of 1,537,725 shares to holders of our shares of series C convertible preferred stock upon conversion of our then outstanding series C convertible preferred stock into shares of common stock as payment of accrued but unpaid dividends in the amount of approximately $17.7 million. We anticipate that, in the foreseeable future, we will continue to retain our earnings, if any, for use in the operation of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES AND CAPITALIZATION
      The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 7,278,020 shares of common stock in this offering at a public offering price of $20.61 per share, after deducting offering expenses, and in the case of this offering, the estimated underwriting discounts and commissions payable by us.
      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related footnotes incorporated by reference in this prospectus supplement.

	As of June 30, 2005

	Actual	As Adjusted

	(in thousands, except for
	share-related data)
Cash, cash equivalents and marketable securities	$129,073	$274,544
Stockholders’ equity:
Common stock, $.001 par value; 60,000,000 shares authorized actual and as adjusted; 48,167,986 shares outstanding actual and 55,446,006 shares outstanding as adjusted	48	55
Additional paid-in capital	344,930	490,394
Deferred compensation	(1,103)	(1,103)
Accumulated other comprehensive loss	(343)	(343)
Accumulated deficit	(252,776)	(252,776)

Total stockholders’ equity	90,756	236,227

Total capitalization	$90,756	$236,227

      The number of shares of our common stock to be outstanding after this offering excludes, as of June 30, 2005:

•	3,781,397 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.60 per share; and

•	an aggregate of 2,064,802 additional shares of common stock reserved for future issuance under our 2005 Stock Incentive Plan and 1998 Equity Incentive Plan, as amended.

DILUTION
      Our net tangible book value as of June 30, 2005 was approximately $90.8 million, or $1.88 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the issuance and sale by us of 7,278,020 shares of common stock offered in this offering at a public offering price of $20.61 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value as of June 30, 2005 would have been approximately $236.2 million, or $4.26 per share of common stock. This represents an immediate increase in the net tangible book value of $2.38 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $16.35 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$20.61
Net tangible book value per share as of June 30, 2005	$1.88
Increase per share attributable to new investors in this offering	2.38

Net tangible book value per share after this offering		4.26

Dilution of net tangible book value per share to new investors		$16.35
      In the discussion and table above, we assume no exercise of outstanding options. As of June 30, 2005, there were 3,781,397 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $10.60 per share. To the extent that any of these outstanding options are exercised, there will be further dilution to new investors.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	4,110,264
Bear, Stearns & Co. Inc.	4,110,263

Total	8,220,527

      The underwriters have agreed to offer 3,939,131 of the shares set forth above to the Novartis at a price equal to the public offering price. The underwriters will not receive any underwriting discount or commission on the sale of shares of our common stock to Novartis.
      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to specified conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public and Novartis at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.80 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      The selling stockholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,130,387 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $192,722,338, and the total underwriters’ discounts and commissions would be $6,692,211. We will not receive any proceeds in connection with the exercises of the over-allotment option by the underwriters, if any.
      We and our directors, executive officers, and stockholders who collectively hold a majority of our outstanding common stock, including the selling stockholders, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.
      Subject to certain limitations, these restrictions do not apply to:

•	the sale of shares of our common stock to the underwriters;

•	the issuance of shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of the shares of our common stock pursuant to this prospectus supplement;

•	transfers of shares of our common stock or securities convertible into our common stock as a bona fide gift, by will or intestate succession, or to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided the transferee agrees to be bound by the lock-up restrictions and no filing is made or required to be made under Section 16(a) of the Exchange Act; and

•	transfers or distributions of shares of our common stock or securities convertible into our common stock to certain entities or persons affiliated with the stockholder, provided the transferee agrees to be bound by the lock-up restrictions and no filing is made or required to be made under Section 16(a) of the Exchange Act.
      The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering, other than in connection with the sale of shares to Novartis. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Idenix	No Exercise	Full Exercise

Per Share	$1.2366	$1.2366
Total	$4,128,870	$4,128,870

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$1.2366	$1.2366
Total	$1,165,504	$2,563,341
      We estimate that the total expenses of this offering incurred by us, other than underwriting discounts and commissions, will be approximately $400,000.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of our common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      A prospectus supplement or accompanying prospectus in electronic format may be made available on the websites maintained by the one or more of the underwriters. The underwriters may agree to allocate a number of shares for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters on the same basis as other allocations. Other than the prospectus supplement or accompanying prospectus in electronic format, the information on these websites and any other information contained on a website maintained by an underwriter is not part of this prospectus supplement or accompanying prospectus. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
      In the ordinary course of their business, certain of the underwriters and their affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting, the provision of financial advice and the extension of credit. The underwriters and their affiliates have received and may in the future receive customary fees and commissions for their services.
LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Ambassador Charlene Barshefsky, a member of our board of directors from June 2002 to May 2005, is a partner in the law firm of Wilmer Cutler Pickering Hale and Dorr LLP. Ropes & Gray LLP will pass upon certain legal matters in connection with this offering for the underwriters.
EXPERTS
      The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$150,000,000
Common Stock
Offered by
942,507 Shares of
Common Stock
Offered by the Selling Stockholders

        We may from time to time issue up to an aggregate of $150,000,000 of common stock in one or more issuances. We may sell these securities to or through underwriters, directly to investors or through agents. This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide you with specific terms of the offerings in one or more supplements to this prospectus.
      In addition, the selling stockholders may from time to time sell up to 942,507 shares of common stock. In the prospectus supplement relating to any sales by the selling stockholders, we will identify the selling stockholders and the number of shares of our common stock that the selling stockholders will be selling. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.
      Our common stock is listed on the NASDAQ National Market under the symbol “IDIX.” The last reported sale price of our common stock on the NASDAQ National Market on September 1, 2005 was $21.22 per share.
       Investing in our common stock involves risk. See “RISK FACTORS” on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of common stock unless it is accompanied by a prospectus supplement.
Prospectus dated September 14, 2005.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, from time to time, we may sell common stock in one or more offerings up to a total dollar amount of $150,000,000 and the selling stockholders may sell up to 942,507 shares of common stock in one or more offerings. This prospectus provides you with a general description of the common stock we and the selling stockholders may offer. Each time we or the selling stockholders offer shares of common stock, you will be provided with a prospectus supplement that will describe specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with the prospectus supplements, will include all material information relating to that offering.
      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or to buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
IDENIX PHARMACEUTICALS, INC.
Our Business
      Idenix is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Since our inception in May 1998, our focus has been on the treatment of infections caused by hepatitis B virus, or HBV, hepatitis C virus, or HCV, and human immunodeficiency virus, or HIV. We believe that our product candidates will address limitations that may exist with currently approved therapies. Such limitations may include inadequate antiviral potency, the emergence of viral strains resistant to drug therapies and patient non-compliance resulting from drug-related adverse side effects and inconvenient dosing regimens. We believe that large market opportunities exist for improved treatments that address these limitations.
Product Candidates in Clinical Trials
      Each of our current product candidates is a nucleoside or nucleoside analog which is intended to have significant competitive advantages in one or more therapeutic areas, such as efficacy, safety, resistance profile or convenience of dosing, compared to currently approved treatments. Nucleosides and nucleoside analogs are classes of small molecule compounds that have a proven record of scientific development and commercial success as antiviral agents. Each of the product candidates that we are developing is selective and specific, may be administered orally once a day, and we believe may be used in combination with other therapeutic agents to improve clinical benefits.

Hepatitis B
      Our lead product candidate, telbivudine, is being evaluated for the treatment of chronic hepatitis B, an inflammatory liver disease associated with chronic HBV infection. Currently, we are evaluating telbivudine in the GLOBE study, an international phase III clinical trial being conducted in 20 countries in which more than 1,350 patients are enrolled. In accordance with the planned study design, we are utilizing one year treatment data from the GLOBE study in the preparation of a new drug application, or NDA, which we anticipate submitting to the U.S. Food and Drug Administration, or FDA, in late 2005 for marketing approval of telbivudine as an oral, once-a-day treatment of chronic hepatitis B. The one year treatment data demonstrates that the GLOBE study’s primary composite efficacy endpoint was reached. Submission of marketing applications in other countries throughout the world, including the submission to the European Medicines Agency, is expected in early 2006. Additionally, we are currently conducting and enrolling patients with decompensated liver disease in a second, 240-patient phase III clinical trial to provide additional data in support of the marketing applications for telbivudine.
      While we anticipate that telbivudine will successfully treat a majority of patients with chronic hepatitis B, treatment with more than one therapeutic agent may be required to successfully treat a subset of the HBV patient population. For patients who do not experience optimal early antiviral effects with single-agent therapy, we are developing a second HBV product candidate, valtorcitabine, which we believe may be effective in combination therapy with telbivudine. Currently, we are studying the combination of valtorcitabine with telbivudine in a phase IIb clinical trial that is designed to evaluate the safety of the combination treatment and determine whether the combination of valtorcitabine with telbivudine results in greater suppression of virus levels in blood serum than that which results from treatment with telbivudine alone.

Hepatitis C
      Similar to our HBV program, our HCV program is focused on the development of product candidates which, as single agents or in combination, are expected to offer significant improvements in safety, efficacy, resistance and convenience of dosing when compared to currently approved therapies. Our efforts are focused on the discovery of product candidates that we expect will be active against various strains of HCV, including the genotype 1 strain of HCV, which is responsible for more than 70% of hepatitis C infections in the U.S. and Japan and almost 65% of hepatitis C infections in Europe.
      Our lead hepatitis C product candidate, valopicitabine or NM283, is a nucleoside analog, that we are developing as a more effective alternative to ribavirin in a pegylated interferon-based treatment combinations.
      Currently, we are evaluating valopicitabine in a phase IIb clinical trial comparing the safety and efficacy of the combination of valopicitabine plus pegylated interferon to the current standard of care, ribavirin in combination with pegylated interferon. In this phase IIb clinical trial, we have completed enrollment of 190 patients infected with the genotype 1 strain of HCV who have previously failed at least three months of treatment with the combination of ribavirin and pegylated interferon, the current standard therapy. Based upon the results demonstrated to date, we currently anticipate initiation of a phase III clinical trial in this patient population in the first half of 2006.
      Additionally, we are have recently initiated a 48 week phase IIb clinical trial of valopicitabine in combination with pegylated interferon in patients infected with the genotype 1 strain of HCV who have not been previously treated for HCV infection. We anticipate enrolling 175 patients in this clinical trial, which is designed to assess safety and the dose related contribution of valopicitabine to the antiviral activity demonstrated by the combination regimen.
      In addition to valopicitabine, we are focused on the discovery of additional HCV product candidates that may be used in combination with valopicitabine or other drugs and, if successfully developed, could replace interferon in the combination therapy standard of care. We believe that successful development of two or more small molecule compounds that may be used in combination with other orally administered drugs will enable us to establish a franchise in this therapeutic area by offering treatments to the broadest possible hepatitis C patient population, including those patients that cannot be treated with interferon or those for whom drug-related adverse side effects and inconvenient dosing regimens reduce compliance.

HIV
      In addition to our HBV and HCV product candidates, we are also developing a product candidate from the class of compounds known as non-nucleoside reverse transcriptase inhibitors, or NNRTIs, for treatment of HIV. We believe that large market opportunities continue to exist for HIV drugs that address the limitations of currently approved therapies. We expect to file an investigational new drug application, or IND, and initiate phase I clinical trials in 2006.

Our Relationship with Novartis
      In May 2003, we entered into collaboration with Novartis Pharma AG, or Novartis, relating to the worldwide development and commercialization of our product candidates. Novartis paid us a license fee of $75 million for our lead HBV product candidates, telbivudine and valtorcitabine, agreed to provide development funding for these HBV product candidates and will make milestone payments which could total up to $35 million upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis also acquired an option to license our HCV product candidates, including valopicitabine, and other product candidates. If Novartis exercises its option to collaborate with us on valopicitabine, it would be required to provide development funding and pay us up to $525 million in license fees and regulatory milestone payments, as well as additional milestone payments based upon achievement of predetermined sales levels. In June 2004, we received from Novartis a $25 million milestone payment based upon results from our phase I clinical trial of valopicitabine. We will co-promote or co-market with Novartis in the United States, the United Kingdom, France, Germany, Italy and Spain all products Novartis licenses from us. Novartis has the exclusive right to promote and market these products in the rest of the world.
      Simultaneously, Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones relating to an HCV product candidate.
      On September 2, 2005, Novartis BioVentures Ltd., or Novartis BioVentures, which is an affiliate of Novartis and was an existing Idenix stockholder at the time of the Novartis stock purchase, transferred to Novartis the shares of our common stock previously held of record by Novartis BioVentures. As of September 2, 2005, Novartis is the owner of approximately 57% of our outstanding common stock.
Concurrent Private Offerings of Common Stock to Novartis
      Pursuant to stock purchase rights held by Novartis, in connection with any offering by us of our common stock, Novartis has the right to purchase from us that number of shares of our common stock as is required to enable Novartis and its affiliates to maintain its percentage ownership in our company, after giving effect to the number of shares of common stock we sell in the offering but excluding the 1,187,093 shares of our common stock that were transferred to Novartis by Novartis BioVentures on September 2, 2005. If Novartis exercises this right in connection with an offering by us, we expect to sell additional shares of our common stock to Novartis in a concurrent private offering on specific terms, and at a per share purchase price equal to the offering price, that will be described in supplements to this prospectus.
Company Information
      We are an early stage company. All of our product candidates are being evaluated in clinical trials or are in early stages of development. To date, we have not obtained regulatory approval for or commercialized any products. We have incurred significant losses since our inception in May 1998. We expect to incur annual operating losses over the next several years as we expand our drug discovery, development and commercialization efforts. We do not expect any of our product candidates, if successfully developed, to become commercially available prior to 2006.
      We are a Delaware corporation. Our principal offices are located at 60 Hampshire Street, Cambridge, Massachusetts 02139. The telephone number of our principal executive offices is 617-995-9800. Our Internet address is www.idenix.com. The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.
      Unless otherwise stated, all references in this prospectus to “we”, “us,” “our,” “Idenix,” the “company” and similar designations refer to Idenix Pharmaceuticals, Inc. and its direct and indirect wholly-owned subsidiaries.
      Trademarks or service marks appearing in this prospectus are the property of their respective holders.

RISK FACTORS
      Investing in our securities involves risk. Please see the risk factors described in our Quarterly Report on Form 10-Q for the period ended June 30, 2005, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or Securities Act. For purposes of these statutes, any statement that is not a statement of historical fact may be deemed a forward-looking statement. For example, statements containing the words “believes,” “anticipates,” “estimates,” “plans,” “expects,” “intends,” “may,” “projects,” “will,” “would” and similar expressions may be forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by these forward-looking statements, including the factors referred to above under the caption “Risk Factors.” These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus. You should read these factors and the other cautionary statements made in this prospectus, any prospectus supplement and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement and in the documents incorporated by reference. We do not assume any obligation to update any forward-looking statements made by us.
USE OF PROCEEDS
      Unless we otherwise indicate in the applicable prospectus supplement, we currently expect to use the net proceeds we receive from the sale of our common stock for general corporate purposes, that may include:

•	working capital;

•	capital expenditures;

•	research and development expenditures;

•	sales and marketing expenditures, including those related to building a commercial operations infrastructure, and

•	acquisitions of new businesses, technologies or products that we believe complement or expand our business.
      Additional information on the use of net proceeds from the sale of the common stock we offer under this prospectus may be set forth in the prospectus supplement relating to the specific offering. Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade and U.S government securities.
      We will not receive any of the proceeds from sales of common stock by the selling stockholders.

DESCRIPTION OF COMMON STOCK
      The following description, together with the additional information included in any applicable prospectus supplement, summarizes the material terms of the common stock that we and the selling stockholders may offer under this prospectus. For complete terms of our common stock, please refer to our restated certificate of incorporation and our and amended and restated by-laws, each as amended, which are incorporated by reference into the registration statement which includes this prospectus. The terms of our common stock may also be affected by the General Corporation Law of Delaware. We will also include in the prospectus supplement information, where applicable, about material United States federal income tax considerations relating to our common stock, and the securities exchange, if any, on which the common stock will be listed.
      Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share. As of August 31, 2005, there were 48,255,792 shares of common stock outstanding, held by approximately 90 stockholders of record.
      Voting. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.
      Dividends. Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors.
      Liquidation and Dissolution. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately our net assets available for distribution after the payment of all debts and other liabilities.
      Other Rights and Restrictions. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may, subject to stockholder approval, authorize, designate and issue in the future.
Registration Rights
      Subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such offering and our right to decline to effect such a registration if the anticipated aggregate offering price in such registration is below a minimum amount, the holders of 35,354,928 shares of our common stock are entitled, at our expense, to cause us to register or participate in a registration by us under the Securities Act of shares of our common stock held by such holders if we propose to register any of our common stock. The holders include:

•	Novartis and its affiliates; and

•	certain other holders of our common stock, collectively referred to in this section as the preference holders, which include the selling stockholders, each of whom which were former holders of our convertible preferred stock.
      In addition, pursuant to the amended and restated stockholders’ agreement among us, Novartis, the selling stockholders and other preference holders, dated as of July 27, 2004, or the stockholders’ agreement, Novartis, its affiliates and the preference holders will have registration rights, with regard to any shares of our capital stock they acquire pursuant to their respective rights under the stockholders’ agreement, including shares of our common stock purchased by Novartis in any concurrent private offering.

Stockholders’ Agreement
      Under the terms of the stockholders’ agreement, we:

•	granted Novartis, its affiliates and the preference holders rights to cause us to register, under the Securities Act, the shares of common stock owned by such stockholders as described above under the caption “Registration Rights”;

•	agreed to use our reasonable best efforts to nominate for election as a director at least two designees of Novartis for so long as Novartis and its affiliates own at least 35% of our voting stock and at least one designee of Novartis for so long as Novartis and its affiliates own at least 19.4% of our voting stock;

•	granted Novartis approval rights over a number of corporate actions that we or our subsidiaries may take as long as Novartis and its affiliates continue to own at least 19.4% of our voting stock; and

•	required that with certain limited exceptions, until May 8, 2008 unless terminated sooner under the terms of the amended and restated stockholders’ agreement, Novartis and its affiliates not acquire additional shares of our voting stock unless a majority of our independent directors approves or requests the acquisition.
Novartis’ Stock Purchase Rights
      Novartis has the right to purchase, at par value of $0.001 per share, such number of shares as is required to maintain its percentage ownership of our voting stock if we issue shares of common stock in connection with the acquisition or in-licensing of technology through the issuance of up to 5% of our common stock in any 24-month period. These purchase rights of Novartis remain in effect until the earlier of the date that Novartis and its affiliates own less than 19.4% of our voting stock or the date that Novartis becomes obligated to make contingent payments of $357,000,000 to those holders of the our stock who sold shares to Novartis on May 8, 2003.
      Additionally, if we issue any shares of our capital stock, other than in certain situations, Novartis has the right to purchase such number of shares required to maintain its percentage ownership of our voting stock for the same consideration per share paid by others acquiring our stock in such transaction.
Limitation of Liability and Indemnification
      Our restated certificate of incorporation, as amended, contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions provide that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. Further, our restated certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We also maintain directors’ and officers’ liability insurance. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Computershare Investor Services.
NASDAQ National Market
      Our common stock is traded on the NASDAQ National Market under the symbol “IDIX.”
SELLING STOCKHOLDERS
      The shareholders named below may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 942,507 shares of our common stock. The following table provides information regarding the beneficial ownership of our common stock by the selling stockholders as of August 31, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares of our common stock. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.
      The following table sets forth for the selling stockholders, the amount of our common stock beneficially owned, the number of shares of common stock offered hereby and the number of shares and percentage of outstanding common stock to be owned after completion of the sale of the maximum number of shares that may be offered under this prospectus. This table may be expanded or supplemented in prospectus supplements as new information becomes available to us. All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. Because the selling stockholders may sell all or a portion of common stock offered pursuant to this prospectus, we are not able to estimate the amount of shares that will be held by the selling shareholders after the completion of an offering.

			Maximum	Beneficial Ownership After
	Beneficial Ownership as of		Number	the Sale of the Maximum
	August 31, 2005		of Shares	Number of Shares

Name and Address of Selling Stockholders	Shares	Percentage	To be Offered	Shares	Percentage

MPM Capital L.P. affiliated funds (1) 111 Huntington Avenue Boston, Massachusetts 02199	4,648,389	9.7	609,272	4,039,117	7.4
Nomura International plc (2) 1st Martin-le-Grand London, EC1A 4NP United Kingdom	930,974	1.9	283,608	647,366	1.2
Swan Private Equity Verwaltungs GmbH Hochstrasse 12 47877 Willich Germany	134,652	*	41,021	93,631	*
Cloppenburg Automobil AG Chamissostrabe 12 40237 Dusseldorf Germany	17,657	*	5,379	12,278	*
Cloppenburg Immobil AG Chamissostrabe 12 40237 Dusseldorf Germany	10,594	*	3,227	7,367	*

*	Represents beneficial ownership of less than one percent of common stock.

(1)	Consists of 4,156,139 shares held by BB BioVentures L.P., of which 554,077 shares are being offered for sale under this prospectus, 361,464 shares held by MPM BioVentures Parallel Fund, of which 48,189 shares are being offered for sale under this prospectus, 52,558 shares held by MPM Asset Management Investors 1998 LLC, of which 7,006 shares are being offered for sale under this prospectus, and 78,228 shares held by MPM Asset Management. Each of these funds is affiliated with MPM Capital.

(2)	Denise Pollard-Knight, a director of Idenix, is head of Nomura Phase 4 Ventures, an affiliate of Nomura International plc, and in such capacity may be deemed to be the beneficial owner of the shares held by Nomura International plc. Dr. Pollard-Knight disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.

      The selling stockholders identified in the table above purchased shares of our preferred stock between 1998 and 2001. In May 2003, in connection with the consummation of our transaction with Novartis, our then outstanding preferred stock converted into shares of common stock. The selling stockholders, pursuant to the stockholders’ agreement have the right to include their shares of common stock in this registration statement, subject to our right, in some circumstances, to limit the number of shares to be included. Those holders who indicated their desire to exercise such rights in connection with an offering by us under this prospectus and any supplement hereto are indicated in the above table as selling stockholders. Please see “Description of Common Stock — Registration Rights” above.
PLAN OF DISTRIBUTION
Company Distribution
      We may sell our common stock through underwriters or dealers, through agents, or directly to one or more purchasers. The accompanying prospectus supplement will describe the terms of the offering of our common stock, including:

•	the name or names of any underwriters;

•	the purchase price of our common stock being offered and the proceeds we will receive from the sale;

•	any over-allotment options pursuant to which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.
      If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the common stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of the sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement. We may change from time to time the public offering price and any discounts or concessions allowed or reallowed or paid to dealers. We may use underwriters with whom we have a material relationship. We will describe such relationships in the prospectus supplement naming the underwriter and the nature of any such relationship.
      We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock, and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.
      We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act of 1933, as amended, or Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

      Rules of the SEC may limit the ability of any underwriters to bid for or purchase shares of common stock before the distribution of the shares of common stock is completed. However, underwriters may engage in the following activities in accordance with applicable rules:

•	Stabilizing transactions. Underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions. Underwriters may sell more shares of our common stock than the number of shares that they have committed to purchase in any underwritten offering. This over-allotment creates a short position for the underwriters. This short position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in any underwritten offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in the offering.

•	Penalty bids. If underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from other underwriters and selling group members who sold those shares as part of the offering.
      Similar to other purchase transactions, an underwriter’s purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.
      If commenced, the underwriters may discontinue any of the activities at any time. Any underwriters who are qualified market makers on the NASDAQ National Market may engage in passive market making transactions in the common stock on the NASDAQ National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.
      In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.
Selling Stockholder Distribution
      The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	in conjunction with an underwritten offering by us;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.
      In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
      In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.
      In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
      In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
      We have advised the selling stockholders that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
      At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
      We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.
      We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) two years from the effective date of this registration statement.
VALIDITY OF THE SHARES
      The validity of the common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Ambassador Charlene Barshefsky, a member of our board of directors from June 2002 to May 2005, is a senior partner in the law firm of Wilmer Cutler Pickering Hale and Dorr LLP.
EXPERTS
      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements, registration statements and other information with the SEC. You may find, read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room. For further information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. Additionally, you may review our electronically filed reports, proxy and other information statements on the SEC’s web site at http://www.sec.gov or on our web site at http://www.idenix.com. The information contained on our website is not a part of this prospectus.
      Our common stock is listed for trading on the NASDAQ National Market. You can read and copy SEC reports and other information concerning us at the offices of the NASD located at 1735 K Street, Washington, D.C. 20006.
      This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s website.
INFORMATION INCORPORATED BY REFERENCE
      The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports that we file pursuant to Section 13(a), 13(c), 14 or

15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.
      We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

•	our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 17, 2005;

•	our Amendment No. 1 to Form 10-K for the year ended December 31, 2004, as filed with the SEC on May 2, 2005;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, as filed with the SEC on May 4, 2005;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as filed with the SEC on August 3, 2005;

•	our Current Reports on Form 8-K, as filed with the SEC on February 24, 2005, March 4, 2005, April 20, 2005, May 18, 2005, June 13, 2005 and July 28, 2005;

•	our definitive Proxy Statement on Schedule 14A, as filed with the SEC on May 25, 2005 in connection with our 2005 Annual Meeting of Stockholders;

•	all our filings pursuant to the Exchange Act after the date of filing of the initial registration statement and prior to the effectiveness of the registration statement; and

•	the description of our common stock contained in our registration statement on Form 8-A, as filed with the SEC on June 16, 2004 under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating that description.
      You may request, orally or in writing, a copy of the documents which are incorporated by reference, which will be provided to you at no cost by contacting:

Idenix Pharmaceuticals, Inc.
60 Hampshire Street
Cambridge, Massachusetts 02139
Attention: Investor Relations Department
(617) 995-9800

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized any other person to provide you with different information. You should not assume that the information appearing in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. This prospectus is not an offer or solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.